Exhibit 99.1

2017 Annual Report

	Three months ended		Year ended
Financial and Operating Highlights	December 31		December 31
	2017	2016	2017	2016

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$65,779	$71,090	$259,611	$215,027
Net income	$21,425	$(8,845)	$95,039	$(15,734)
per share	$0.12	$(0.05)	$0.51	$(0.09)
Funds from operations	$43,883	$54,610	$183,202	$166,861
per share (1)	$0.24	$0.30	$0.99	$0.92
Total capital expenditures	$73,723	$30,043	$248,774	$128,014
Working capital deficit(2)	$13,808	$6,167	$13,808	$6,167
Bank indebtedness	$208,978	$153,102	$208,978	$153,102
Basic weighted average shares (000)	185,963	184,641	185,641	182,056
Operating
Daily Production
Natural gas (mcf/d)	237,780	215,369	228,583	197,852
Liquids (bbls/d)	1,227	949	1,218	915
Total mcfe/d(3)	245,142	221,063	235,891	203,342
Total boe/d(3)	40,857	36,844	39,315	33,890
Average prices (including hedging)
Natural gas ($/mcf)	$2.69	$3.35	$2.82	$2.75
Liquids ($/bbl)	$60.48	$53.01	$54.28	$47.97
Cash netbacks ($/mcfe)(3)
Natural gas and liquids sales	$2.38	$3.17	$2.69	$2.18
Realized gains on derivatives	0.53	0.32	0.32	0.71
Royalty expense	(0.07)	(0.18)	(0.07)	(0.07)
Operating expense	(0.26)	(0.22)	(0.25)	(0.27)
Transportation expense (4)	(0.50)	(0.26)	(0.40)	(0.09)
Operating netback (1)	2.08	2.83	2.29	2.46
General and administrative	(0.05)	(0.08)	(0.08)	(0.10)
Finance expense	(0.09)	(0.09)	(0.08)	(0.13)
Other income	-	0.02	-	0.01
Cash netbacks (1)	$1.94	$2.68	$2.13	$2.24

(1)	Based on basic weighted average shares outstanding.
(2)	Working capital deficit includes cash and cash equivalents, trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.
(3)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.
(4)	Commencing on November 1, 2016, Advantage requested that its natural gas marketing contract be modified to reflect natural gas transportation as a cost. Prior to November 1, 2016, Advantage's realized natural gas prices were reduced for natural gas transportation from the sales points to AECO. This change has no effect on cash flow, cash netbacks, or net income; however, Advantage believes this is more instructive for our investors to compare cost structures going forward.

Contents

Message to Shareholders	3
Reserves	7
Consolidated Management’s Discussion & Analysis	12
Consolidated Financial Statements	29
Consolidated Statement of Financial Position	33
Consolidated Statement of Comprehensive Income (Loss)	34
Consolidated Statement of Changes in Shareholders’ Equity	35
Consolidated Statement of Cash Flows	36
Notes To The Consolidated Financial Statements	37
Advisory	61

Advantage Oil & Gas Ltd. - 2

MESSAGE TO SHAREHOLDERS

Solid 2017 Operational Performance and Record Net Income, Successful First Wells at Wembley & Progress Confirm High Liquid Yields & Free Condensate

Advantage Oil & Gas Ltd. is pleased to report record net income for 2017 of $95 million ($0.51/share) resulting from strong operating and financial results and drilling successes which now include our first liquids rich wells at Wembley and Progress, Alberta. Advantage’s first delineation well at Wembley demonstrated a flow rate of 1,312 boe/d with 819 bbls/d of propane plus (“C3+”) hydrocarbon liquids (yield of 277 bbls/mmcf) including wellhead condensate/oil of 624 bbls/d. Our first delineation well at Progress demonstrated a flow rate of 624 boe/d with 172 bbls/d of C3+ hydrocarbon liquids including 75 bbls/d of wellhead condensate/oil. These results and our 2017 liquids rich four well pad at Valhalla (combined flow rate of 6,410 boe/d with 1,075 bbls/d liquids) confirm significant hydrocarbon liquids and free condensate/oil accumulations within our 110 net sections (70,400 acres) of land contained in these three areas, located proximal to our Glacier property. These results help extend and confirm the Corporation’s growing liquids rich inventory beyond the liquids rich Middle Montney formation at Glacier and allows Advantage to invest in additional resource opportunities to continue creating long term value.

We continue to demonstrate our passion and dedication in striving for operational, financial, health, safety and environmental excellence. We look forward to reporting results on our progress through 2018 and beyond as we maintain our commitment on operational excellence at our Glacier project while increasing our focus on liquids development and prudently undertake capital investments to grow shareholder value.

Operating and Financial Results Summary

(please refer to Advantage’s press release on February 12, 2018 which provides year-end reserves and an operational update)

Key 2017 results which contributed to our strong earnings is included below:

•	Record annual production of 236 mmcfe/d (39,315 boe/d) and 3 year annual average production growth per debt adjusted share of 21%

•	Industry leading low total cash costs of $0.88/mcfe ($5.28/boe)

•	Low cost reserve additions with an all-in proved plus probable finding and development (“F&D”) cost of $0.84/mcfe ($5.01/boe) and proved developed producing F&D cost of $1.32/mcfe ($7.92/boe)

•	Realized hedging gains of $28 million resulting from our proactive commodity risk management and diversification initiatives. At December 31, 2017, the value of our future unrealized hedging gains was estimated to be $51 million

•	Strong funds from operations of $183 million with an operating netback margin and funds from operations margin of 76% and 71%, respectively, and

•	Preservation of a strong balance sheet with a year-end total debt to trailing funds flow ratio of 1.2

Valhalla, Wembley and Progress Area Updates

As a result of our liquids rich drilling successes in these areas, plans are currently being reviewed to evaluate future drilling along with gathering and processing system infrastructure designs to; i) ensure future delineation/appraisal drilling is conducted in a manner that systematically obtains the most knowledge and to optimize returns on all multiple liquids rich Montney layers while preserving financial flexibility; ii) evaluate options to optimize future investment returns through integration of our land blocks into our 100% owned low cost processing and gathering infrastructure; and iii) evaluate innovative value chain concepts which could help mitigate commodity price volatility while maintaining attractive returns on investment.

Advantage Oil & Gas Ltd. - 3

We are excited about these initial results and observe that additional industry locations have recently been licensed and more wells have been drilled adjacent to our lands. Area producers are also evaluating additional Montney layers which further demonstrates the significant exposure to the liquids rich development potential that could be realized on Advantage’s land blocks.

Wembley (31 net sections)

Advantage’s first delineation well located at 12-25-72-08W6 was drilled to a lateral length of 2,254 meters and was fracture stimulated with 38 stages. The 12-25 well was production tested over a total of 17 days at restricted rates due to regulatory flaring limitations and was flowed up the production casing at a draw down of less than 20% of the reservoir pressure. At the conclusion of our production test period, our well demonstrated an average flow rate of 1,312 boe/d consisting of 2.9 mmcf/d of gas and 819 bbls/d of hydrocarbon liquids. The wellhead condensate/oil rate was 624 bbls/d with an additional 195 bbls/d of C3+ liquids based on a shallow cut extraction process. The condensate/oil is 84% of the total recoverable liquids. Consistent with industry offset Pipestone/Wembley wells during production testing and permanent production, the condensate/oil yield continued to increase as frac load water was being recovered. Only 34% of the initial load fluid in our 12-25 well has been recovered and we anticipate that liquid rates could continue to improve with longer production times and the installation of production tubing to optimize wellbore flow dynamics. Options for tie-in of the 12-25 well for permanent production, including connecting the well back to our Glacier gas plant, are being evaluated as near term processing capacity is limited in the immediate area.

Progress (39 net sections)

Our first delineation well located at 13-31-77-09W6 was drilled to a lateral length of 2,313 meters and was fracture stimulated with 44 stages. The 13-31 well was production tested over a 6 day period and was drawn down to less than 40% of the reservoir pressure while flowing up production casing. At the conclusion of the test, the 13-31 well was producing at an average rate of 624 boe/d consisting of 2.7 mmcf/d of gas and 172 bbls/d of hydrocarbon liquids. The wellhead condensate rate was 75 bbls/d with an additional 97 bbls/d of C3+ liquids based on a shallow cut extraction process. The condensate/oil is 63% of the total recoverable liquids. Consistent with the profile of producing industry offset wells, the flow rate of our 13-31 well increased throughout the flow period as frac load water was being recovered. Only 13% of the initial load fluid in our well has been recovered and we anticipate that the production rate could continue to improve with longer production times and installation of production tubing to optimize wellbore flow dynamics. Options for tie-in of the 13-31 well for permanent production, including connecting the well back to our Glacier gas plant, is being evaluated as near term processing capacity is limited in the immediate area.

Valhalla (40 net sections)

At Valhalla, design and permitting is underway to construct an initial facility installation which includes 40 mmcf/d of compression and liquids handling equipment to collect and transport natural gas and liquids for processing at our 100% owned Glacier gas plant. This facility is designed to accommodate liquids rich natural gas production from our recent four well pad and is expandable to accommodate additional growth. The location of this facility could also be utilized as a hub where future production from Wembley and Progress could be collected and transported to our Glacier gas plant such that netbacks and investment returns may be enhanced due to the benefits realized through economies of scale and integration with our established industry leading low cost structure. This facility is scheduled to be completed in the fourth quarter of 2018.

Glacier Gas Plant Expansion

The expansion of our 100% owned Glacier Gas Plant is on-track for anticipated completion in the second quarter of 2018. Two incremental process equipment units were added as part of the expansion project to begin generating new revenue and provide more flexibility and efficiency in the plant’s operation due to successful wells in our adjacent land blocks. One of the process units added was an electric power generator which will provide surplus electricity sales (2.4 MW) into the Alberta grid and the other process unit is a heat exchanger. Upon completion, the Glacier gas plant will provide 400 mmcf/d of raw gas processing capability, including 6,800 bbls/d of C3+ liquids extraction and will provide additional capacity to accommodate future growth and process production from our adjacent land blocks.

Advantage Oil & Gas Ltd. - 4

Market Diversification

Advantage’s continued market diversification initiatives are expected to result in revenue exposure to AECO prices of 4% and 28% for the first quarter and calendar year 2018, respectively. In addition to our Dawn, Ontario market exposure, which comprises approximately 20% of our current production, we have recently added contracts to transport natural gas to the Chicago/Ventura U.S. mid-west markets. This will start in November 2018 with an initial volume of 20,000 mmbtu/d and increases to an annual average volume of 35,000 mmbtu/d in 2019 and 62,500 mmbtu/d in 2020 at a cost of approximately US $1.15/mmbtu to US $1.20/mmbtu.

Complementing our physical market diversification efforts are other financial contracts whereby we have both fixed the price on a portion of our natural gas production and entered basis contracts to diversify revenue to the Henry Hub market. For 2018, we have fixed the price on 37% of our estimated natural gas production (91 mmcf/d) at Cdn $3.21/mcf and 46 mmcf/d for 2019 at Cdn $2.89/mcf. We also have 19 mmcf/d (approximately 8% of 2018 estimated production) and 25 mmcf/d of our 2019 natural gas production exposed to Henry Hub prices with basis differentials of US $ 0.95/mmbtu and US $ 0.90/mmbtu respectively.

Highlights

Production increased 11% in the fourth quarter of 2017 to a record 245 mmcfe/d (40,857 boe/d) with 2017 average production higher by 16% to 236 mmcfe/d (39,315 boe/d), as compared to the same periods in 2016. Natural gas liquids production has grown to 1,227 bbls/d for the fourth quarter of 2017, a 29% increase from the same period in 2016 and consisting of approximately 70% condensate. Production met our original guidance targets despite significant third party pipeline restrictions which impacted the majority of western Canadian producers through 2017.

Funds from operations were $43.9 million or $0.24/share for the quarter and $183.2 million or $0.99/share for the year. Higher production, market diversification initiatives, a proactive hedging strategy and industry-leading low corporate cash costs of $0.88/mcfe for the year resulted in strong funds from operations.

Net income earned of $95.0 million or $0.51/share for the year and $21.4 million or $0.12/share for the fourth quarter of 2017. Higher production and gains on our derivative contracts resulted in net income throughout 2017. Excluding unrealized gains on derivatives of $17.2 million and $73.3 million in the three months and year ended December 31, 2017, Advantage would have still generated significant net income.

Achieved a 3 year all-in capital efficiency of $15,333/boe/d. Advantage’s 2017 all-in capital efficiency of $17,000/boe/d includes $80 million for our Glacier gas plant expansion and $7 million for land acquisitions, which results in a capital efficiency of $11,100/boe/d when these expenditures are excluded.

Continued market diversification such that only 28% of our estimated 2018 revenue is exposed to AECO prices. This market diversification includes fixed price hedges, Henry Hub and Dawn market exposures and access to the Alliance Pipeline in 2018 which will provide further opportunities into the mid-west U.S.

Advantage Oil & Gas Ltd. - 5

Looking Forward

Our 2018 production guidance includes a slight reduction in production volumes during the second quarter of 2018 followed by a continued increase through the second half of 2018 to achieve our production guidance of 255 to 265 mmcfe/d. The first quarter is anticipated to be 242 to 246 mmcfe/d and approximately 3% lower in the second quarter of 2018 to accommodate a short plant outage in order to complete the integration of new equipment and commissioning as part of the Glacier gas plant expansion. Average liquids production for 2018 is targeted at 1,900 bbls/d, exiting the year at 2,400 bbls/d. Advantage’s $175 million capital program for 2018 is weighted approximately 60% to the first half of the year, with the majority of spending occurring during the first quarter including completion of the Glacier Gas Plant expansion.

Advantage’s Montney development at Glacier has been successfully executed since 2008 based on maintaining an industry leading low cost structure, preserving a strong balance sheet and preserving operational and financial flexibility. These factors, in conjunction with an increased focus on liquids development in 2018 and beyond will provide Advantage with the ability to respond promptly and responsibly to market conditions. We wish to thank all of our shareholders and our Board of Directors for their ongoing support and most importantly, all of our people

We look forward to reporting on our progress through 2018.

Advantage Oil & Gas Ltd. - 6

Reserves

Advantage engaged our independent qualified reserves evaluator Sproule Associates Ltd. (“Sproule”) to update the reserves analysis for the Company as at December 31, 2017 (the “Sproule Report”) in accordance with National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”).

Reserves and production information included herein is stated on a Gross Working Interest basis (before royalty burdens and excluding royalty interests) unless noted otherwise. Certain tables may not add due to rounding. In addition to the detailed information disclosed in this annual report more detailed information on a net interest basis (after royalty burdens and including royalty interests) is included in Advantage's Annual Information Form dated March 5, 2018 ("AIF") and is available at www.advantageog.com and www.sedar.com.

Highlights – Gross Working Interest Reserves

	December 31, 2017	December 31, 2016

Proved plus probable reserves (mboe)	413,819	366,106
Present Value of 2P reserves discounted at 10%, before tax ($000)(1)	$2,549,991	$2,213,743
Net Asset Value per Share discounted at 10%, before tax(2)	$12.91	$11.09
Reserve Life Index (proved plus probable - years)(3)	27.7	27.2
Reserves per Share (proved plus probable - boe)(2)	2.23	1.98
Bank debt per boe of reserves (proved plus probable)	$0.50	$0.42

(1)	Assumes that development of each property will occur, without regard to the likely availability to the Company of funding required for that development.

(2)	Based on 185.963 million Shares outstanding at December 31, 2017 and 184.654 million at December 31, 2016.

(3)	Based on fourth quarter average production and company interest reserves.

Gross Working Interest Reserves

Summary as at December 31, 2017

	Light &	Natural	Conventional	Total Oil
	Medium Oil	Gas Liquids	Natural Gas	Equivalent
	(mbbl)	(mbbl)	(mmcf)	(mboe)
Proved
Developed Producing	4.4	4,482	455,806	80,454
Developed Non-producing	-	1,018	45,049	8,526
Undeveloped	-	17,557	1,197,147	217,082
Total Proved	4.4	23,057	1,698,002	306,062
Probable	1.2	8,711	594,271	107,757
Total Proved Plus Probable	5.6	31,768	2,292,273	413,819

Advantage Oil & Gas Ltd. - 7

Present Value of Future Net Revenue using Sproule price and cost forecasts(1)(2)(3)

($000)

	Before Income Taxes Discounted at
	0%	10%	15%
Proved
Developed Producing	$1,291,370	$835,646	$705,904
Developed Non-producing	172,031	91,582	75,218
Undeveloped	3,110,192	842,153	464,582
Total Proved	4,573,594	1,769,381	1,245,703
Probable	2,297,267	780,609	543,675
Total Proved Plus Probable	$6,870,860	$2,549,991	$1,789,379

(1)	Advantage’s light crude oil and medium crude oil, conventional natural gas and natural gas liquid reserves were evaluated using Sproule’s product price forecast effective December 31, 2017 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future net revenue estimated by Sproule represents the fair market value of the reserves.

(2)	Assumes that development of each property will occur, without regard to the likely availability to the Company of funding required for that development.

(3)	Future Net Revenue incorporates Managements’ estimates of required abandonment and reclamation costs, including expected timing such costs will be incurred, associated with all wells, facilities and infrastructure. No abandonment and reclamation costs have been excluded.

Sproule Price Forecasts

The present value of future net revenue at December 31, 2017 was based upon natural gas and natural gas liquids pricing assumptions prepared by Sproule effective December 31, 2017. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next seven years are summarized in the table below:

Year	Alberta AECO-C Natural Gas ($Cdn/mmbtu)	Henry Hub Natural Gas ($US/mmbtu)	Edmonton Propane ($Cdn/bbl)	Edmonton Butane ($Cdn/bbl)	Edmonton Pentanes Plus ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
2018	2.85	3.25	26.06	48.73	67.72	0.79
2019	3.11	3.50	32.84	55.49	75.61	0.82
2020	3.65	4.00	35.41	57.65	78.82	0.85
2021	3.80	4.08	37.85	60.12	82.35	0.85
2022	3.95	4.16	39.29	61.32	84.07	0.85
2023	4.05	4.24	40.25	62.55	85.82	0.85
2024	4.15	4.33	41.23	63.80	87.61	0.85

Advantage Oil & Gas Ltd. - 8

Net Asset Value using Sproule price and cost forecasts (Before Income Taxes)

The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Company’s reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

	Before Income Taxes Discounted at

($000, except per Share amounts)	0%	10%	15%

Net asset value per Share (1) - December 31, 2016	$32.92	$11.09	$7.41

Present value proved and probable reserves	$6,870,860	$2,549,991	$1,789,379
Undeveloped land(2)	22,143	22,143	22,143
Working capital (deficit) and other(3)	36,951	36,951	36,951
Bank debt	(208,978)	(208,978)	(208,978)

Net asset value - December 31, 2017	$6,720,976	$2,400,107	$1,639,495

Net asset value per Share (1) - December 31, 2017	$36.14	$12.91	$8.82

(1)	Based on 185.963 million Shares outstanding at December 31, 2017 and 184.654 million at December 31, 2016.

(2)	The value of undeveloped land is based on internal estimates.

(3)	Other is calculated as current and non-current derivative asset less current and non-current derivative liability.

Gross Working Interest Reserves Reconciliation

Proved	Light & Medium Oil (mbbl)	Natural Gas Liquids (mbbl)	Conventional Natural Gas (mmcf)	Total Oil Equivalent (mboe)

Opening balance December 31, 2016	8.4	15,524	1,437,149	255,057
Extensions	-	1,274	30,677	6,387
Improved recovery	-	-	-	-
Infill drilling	-	5,619	165,289	33,167
Technical revisions(1)	(7.8)	1,076	148,498	25,818
Discoveries	-	-	-	-
Acquisitions	4.5	2	43	14
Economic factors	-	6	(222)	(31)
Production	(0.7)	(444)	(83,432)	(14,350)

Closing balance at December 31, 2017	4.4	23,057	1,698,002	306,062

Advantage Oil & Gas Ltd. - 9

Gross Working Interest Reserves Reconciliation (continued)

Proved Plus Probable	Light & Medium Oil (mbbl)	Natural Gas Liquids (mbbl)	Conventional Natural Gas (mmcf)	Total Oil Equivalent (mboe)

Opening balance Dec. 31, 2016	11.1	23,529	2,055,398	366,106
Extensions	-	1,988	51,520	10,574
Improved recovery	-	-	-	-
Infill drilling	-	7,531	216,509	43,616
Technical revisions(1)	(10.5)	(843)	52,612	7,915
Discoveries	-	-	-	-
Acquisitions	5.7	2	55	17
Economic factors	-	5	(389)	(60)
Production	(0.7)	(444)	(83,432)	(14,350)

Closing balance at Dec. 31, 2017	5.6	31,768	2,292,273	413,819

(1)	Technical revisions accounted for 40% of the total proved additions and 13% of the total proved plus probable additions. The percentage of each category was calculated by dividing the technical revisions in the category by the total reserve additions in the same category before production.

Finding and Development Cost (“F&D”)(1)(2)(3)

2017 F&D Cost – Gross Working Interest Reserves Excluding Future Development Capital

	Proved	Proved Plus Probable
Capital expenditures ($000)	$248,774	$248,774

Total mboe, end of year	306,062	413,819
Total mboe, beginning of year	255,057	366,106
Production, mboe	14,350	14,350
Reserve additions, mboe	65,355	62,063

2017 F&D cost ($/boe)	$3.81	$4.01
2016 F&D cost ($/boe)	$2.36	$2.41
Three-year average F&D cost ($/boe)	$3.64	$3.65

Advantage Oil & Gas Ltd. - 10

2017 F&D Cost – Gross Working Interest Reserves Including Future Development Capital

	Proved	Proved Plus Probable
Capital expenditures ($000)	$248,774	$248,774
Net change in Future Development Capital ($000)	135,279	62,202
Total capital ($000)	384,053	310,976

Total mboe, end of year	306,062	413,819
Total mboe, beginning of year	255,057	366,106
Production, mboe	14,350	14,350
Reserve additions, mboe	65,355	62,063

2017 F&D cost ($/boe)	$5.88	$5.01
2016 F&D cost ($/boe)	$1.49	$(0.06)
Three-year average F&D cost ($/boe)	$4.15	$3.11

(1)	F&D cost is calculated by dividing total capital by reserve additions during the applicable period. Total capital includes both capital expenditures incurred and changes in FDC required to bring the proved undeveloped and probable reserves to production during the applicable period. Reserve additions is calculated as the change in reserves from the beginning to the ending of the applicable period excluding production.

(2)	The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated FDC generally will not reflect total finding and development costs related to reserves additions for that year. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect Sproule’s best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.

(3)	The change in FDC is primarily from incremental undeveloped locations.

Advantage Oil & Gas Ltd. - 11

CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of March 5, 2018, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months and year ended December 31, 2017 and should be read in conjunction with the December 31, 2017 audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated.

This MD&A contains non-GAAP measures and forward-looking information. Readers are advised to read this MD&A in conjunction with both the “Non-GAAP Measures” and “Forward-looking Information and Other Advisories” found at the end of this MD&A.

	Three months ended		Year ended
Financial and Operating Highlights	December 31		December 31
	2017	2016	2017	2016

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$65,779	$71,090	$259,611	$215,027
Net income	$21,425	$(8,845)	$95,039	$(15,734)
per share	$0.12	$(0.05)	$0.51	$(0.09)
Funds from operations (1)	$43,883	$54,610	$183,202	$166,861
per share (2)	$0.24	$0.30	$0.99	$0.92
Total capital expenditures	$73,723	$30,043	$248,774	$128,014
Working capital deficit	$13,808	$6,167	$13,808	$6,167
Bank indebtedness	$208,978	$153,102	$208,978	$153,102
Basic weighted average shares (000)	185,963	184,641	185,641	182,056
Operating
Daily Production
Natural gas (mcf/d)	237,780	215,369	228,583	197,852
Liquids (bbls/d)	1,227	949	1,218	915
Total mcfe/d	245,142	221,063	235,891	203,342
Total boe/d	40,857	36,844	39,315	33,890
Average prices (including hedging)
Natural gas ($/mcf)	$2.69	$3.35	$2.82	$2.75
Liquids ($/bbl)	$60.48	$53.01	$54.28	$47.97
Cash netbacks ($/mcfe) (1)
Natural gas and liquids sales	$2.38	$3.17	$2.69	$2.18
Realized gains on derivatives	0.53	0.32	0.32	0.71
Royalty expense	(0.07)	(0.18)	(0.07)	(0.07)
Operating expense	(0.26)	(0.22)	(0.25)	(0.27)
Transportation expense (3)	(0.50)	(0.26)	(0.40)	(0.09)
Operating netback (1)	2.08	2.83	2.29	2.46
General and administrative	(0.05)	(0.08)	(0.08)	(0.10)
Finance expense	(0.09)	(0.09)	(0.08)	(0.13)
Other income	-	0.02	-	0.01
Cash netbacks (1)	$1.94	$2.68	$2.13	$2.24

(1)	Non-GAAP Measure which may not be comparable to similar non-GAAP measures used by other entities. Please see "Non-GAAP Measures".
(2)	Based on basic weighted average shares outstanding.
(3)	Commencing on November 1, 2016, Advantage requested that its natural gas marketing contract be modified to reflect natural gas transportation as a cost. Prior to November 1, 2016, Advantage's realized natural gas prices were reduced for natural gas transportation from the sales points to AECO. This change has no effect on cash flow, cash netbacks, or net income; however, Advantage believes this is more instructive for our investors to compare cost structures going forward.

Advantage Oil & Gas Ltd. - 12

Natural Gas and Liquids Sales

	Three months ended			Year ended
	December 31			December 31
($000)	2017	2016	% change	2017	2016	% change
Natural gas sales	$46,950	$59,925	(22)%	$207,623	$145,878	42%
Realized gains on derivatives	12,002	6,534	84%	27,847	53,094	(48)%
Natural gas sales including derivatives	58,952	66,459	(11)%	235,470	198,972	18%
Liquids sales	6,827	4,631	47%	24,141	16,055	50%
Total (1)	$65,779	$71,090	(7)%	$259,611	$215,027	21%

(1)	Total excludes unrealized derivative gains and losses.

For the three months ended December 31, 2017, total sales including realized derivative gains was $65.8 million, a decrease of $5.3 million or 7% as compared to the same period of 2016. The decrease to total sales was primarily attributable to a 29% decrease in realized natural gas prices, partially offset by a 14% increase in realized liquids prices, an 11% increase in total production and an 84% increase in realized gains on derivatives. For the year ended December 31, 2017, total sales including realized derivative gains was $259.6 million, an increase of $44.6 million or 21% that was primarily attributable to a 16% increase in total production and a 24% increase in realized natural gas prices, partially offset by lower realized gains on derivatives due to differences in natural gas prices and contracts outstanding during the periods (see “Commodity Price Risk Management and Market Diversification”).

Natural gas sales were positively impacted by Advantage’s ongoing commodity price risk management and market diversification initiatives. Commencing November 1, 2017, approximately 20% of our natural gas production volumes were sold at the Dawn market in Southern Ontario, which realized higher average prices than AECO (see “Commodity Prices and Marketing”). Advantage has also continued to proactively manage commodity price risk through entering into derivative transactions which resulted in realized prices that exceeded benchmark prices with gains of $12.0 million and $27.8 million for the three months and year ended December 31, 2017, respectively.

Liquids sales increased significantly due to higher realized liquids prices and additional Middle Montney wells coming on production, for which liquids are extracted at our Glacier gas plant refrigeration facilities. Liquids production was comprised of approximately 71% condensate during 2017.

Production

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Natural gas (mcf/d)	237,780	215,369	10%	228,583	197,852	16%
Liquids (bbls/d)	1,227	949	29%	1,218	915	33%
Total - mcfe/d	245,142	221,063	11%	235,891	203,342	16%
- boe/d	40,857	36,844	11%	39,315	33,890	16%
Natural gas (%)	97%	97%		97%	97%
Liquids (%)	3%	3%		3%	3%

For the three months and year ended December 31, 2017, total production increased 11% to a record 245 mmcfe/d and 16% to 236 mmcfe/d, respectively, as compared to 2016. Total production has continued to increase due to the success of our Montney development program. Annual average production for 2018 is expected to be between 255 and 265 mmcfe/d, with a 56% increase to annual average liquids production to 1,900 bbls/d, consisting of 73% condensate. Production in the first and second quarters of 2018 is anticipated to be consistent with the fourth quarter of 2017. A planned shut-down of our Glacier gas plant necessary to tie-in new equipment and complete the expansion of the Glacier Gas Plant to 400 mmcf/d processing capacity has been incorporated into our 2018 production guidance.

Advantage Oil & Gas Ltd. - 13

Commodity Prices and Marketing

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Average Realized Prices
Natural gas, excluding hedging ($/mcf)	$2.15	$3.02	(29)%	$2.49	$2.01	24%
Natural gas, including hedging ($/mcf)	$2.69	$3.35	(20)%	$2.82	$2.75	3%
Liquids, excluding and including hedging ($/bbl)	$60.48	$53.01	14%	$54.28	$47.97	13%

Benchmark Prices
AECO daily ($/mcf)	$1.69	$3.09	(45)%	$2.15	$2.16	-%
AECO monthly ($/mcf)	$1.95	$2.81	(31)%	$2.43	$2.09	16%
Dawn daily ($US/mmbtu)	$3.77	$4.29	(12)%	$3.96	$3.42	16%
Henry Hub ($US/mmbtu)	$2.94	$2.95	-%	$3.11	$2.43	28%
Edmonton Light ($/bbl)	$66.89	$60.76	10%	$62.26	$52.27	19%

Exchange rate (US$/CDN$1.00)	0.7865	0.7497	5%	0.7712	0.7550	2%

As part of our ongoing market diversification, commencing November 2017 we began delivering approximately 20% of our natural gas production to the Dawn market in Southern Ontario. Realized natural gas prices, excluding hedging, for the three months ended December 31, 2017 were lower than the fourth quarter of 2016 due to significantly weaker AECO prices, while realized natural gas prices for the year ended December 31, 2017 were higher than 2016 due primarily to stronger average AECO monthly prices and natural gas transportation expense which was previously deducted from our gas sales price. Alberta natural gas prices, in particular AECO, were very volatile during the third quarter of 2017 and continuing into October due to pipeline maintenance and expansion activities conducted by TransCanada Pipeline (“TCPL”) on the Alberta system. This resulted in various receipt and delivery curtailments that placed pressure on prices beginning in July and were more pronounced in September and October 2017. We believe that significant downward pressure on AECO prices has resulted primarily from restrictions in delivery interruptible service that has limited periodic inventory injections causing an extremely tight market with little flexibility for the growing natural gas supply to clear the system. With the reduction in maintenance and restrictions as we progress through the winter season, we would expect the market to be better balanced with less price volatility, albeit at Alberta natural gas prices lower than is typical of winter.

Advantage participated in TCPL’s long term, fixed price service open season whereby industry committed to transporting approximately 1.5 bcf/d from Empress, Alberta to the Dawn market. Advantage’s commitment to this firm transportation service was 55,600 GJ/d (52,700 mcf/d) that began November 1, 2017. The Dawn market provides Advantage with additional physical market diversification from AECO with a corresponding increase in transportation expense to access this market. During the three months and year ended December 31, 2017, Advantage realized $5.4 million of incremental revenue from the Dawn market (the excess of Dawn realized prices over AECO daily prices for volumes sold at Dawn).

Prior to November 1, 2016, the natural gas prices we realized were reduced for transportation from the sales points to AECO. Commencing on November 1, 2016, gas transportation is no longer deducted from realized natural gas prices, but rather presented as Transportation Expense (see “Transportation Expense”).

Advantage Oil & Gas Ltd. - 14

Commodity Price Risk Management and Market Diversification

The Corporation’s financial results and condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in entering into derivative contracts for the purposes of reducing cash flow volatility and diversifying price realizations to multiple markets in support of our Montney development plans. Advantage’s Credit Facilities allow us to enter fixed price derivative contracts up to 75% of total estimated natural gas and liquids production over the first three years and up to 50% over the fourth and fifth years. In addition, the Credit Facilities allow us to enter into basis swap arrangements to any natural gas price point in North America for up to 100,000 MMbtu/day with a maximum term of seven years. Basis swap arrangements do not count against the limitations on hedged production.

Our natural gas production and corresponding derivative contracts are expected to result in the realization of the following fixed and variable market prices for 2018:

	January 1 to December 31, 2018
			% of
	Volumes Contracted		Estimated Production
	(mmcf/d)	Average Minimum Price	(net of royalties)
Fixed Price
AECO fixed price swaps	61.1	$2.99/mcf	25%
Dawn fixed price swaps	30.0	US$2.86/mcf	12%
	91.1		37%

Variable Price
AECO	108.5	AECO	45%
Dawn	22.7	Dawn	10%
AECO / Henry Hub basis swaps	18.8	Henry Hub less US$0.95/mcf	8%
	150.0		63%

Total Natural Gas (2)	241.1		100%

(1)	All volumes contracted converted to mcf on the basis of 1 mcf = 1.055056 GJ and 1 mcf = 1 mmbtu
(2)	Represents the midpoint of our Guidance for 2018 Budget gas volumes (see News Release dated December 11, 2017)

A summary of realized and unrealized derivative gains and losses for the three months and years ended December 31, 2017 and 2016 are as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2017	2016	% change	2017	2016	% change
Realized gains on derivatives	$12,002	$6,534	84%	$27,847	$53,094	(48)%
Unrealized gains (losses) on derivatives	17,200	(36,587)	(147)%	73,305	(66,781)	(210)%
Gains (losses) on derivatives	$29,202	$(30,053)	(197)%	$101,152	$(13,687)	(839)%

For the three months and year ended December 31, 2017 and 2016, Advantage realized derivative gains as a result of natural gas prices decreasing to levels below our average derivative contract prices. For the three months and year ended December 31, 2017, Advantage recognized unrealized derivative gains of $17.2 million and $73.3 million, resulting from an increase in the fair value of our derivative contracts to a net asset of $50.8 million at December 31, 2017 as compared to a net asset of $33.6 million at September 30, 2017 and a net liability of $22.5 million at December 31, 2016. The fair value of the net derivative asset or liability is the estimated value to settle the outstanding contracts as at a point in time. As such, unrealized derivative gains and losses do not impact funds from operations and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The increases in the fair value of our outstanding derivative contracts over the three months and year ended December 31, 2017 were primarily due to decreases in natural gas prices. Remaining derivative contracts will settle between January 1, 2018 and December 31, 2024.

Advantage Oil & Gas Ltd. - 15

Royalty Expense

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Royalty expense ($000)	$1,575	$3,637	(57)%	$6,387	$4,900	30%
per mcfe	$0.07	$0.18	(61)%	$0.07	$0.07	-%
Royalty Rate (percentage of natural gas and liquids sales)	2.9%	5.6%	(2.7)%	2.8%	3.0%	(0.2)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation has mineral leases with provincial governments, individuals and other companies. Our current average royalty rates are determined by various royalty regimes that incorporate factors including well depths, well production rates, and commodity prices. Royalties also include the impact of gas cost allowance (“GCA”) which is a reduction of royalties payable to the Alberta Provincial Government (the “Crown”) to recognize capital and operating expenditures incurred by Advantage in the gathering and processing of the Crown’s share of our natural gas production. Royalty expense for the year ended December 31, 2017 was higher than 2016, primarily due to increased corporate production and higher realized commodity prices in 2017 and a $2.1 million GCA recovery in the second quarter of 2016. Due to lower realized prices during the fourth quarter of 2017, royalty expense was lower than the comparative period of 2016. Advantage can experience significantly reduced royalty rates during periods of low commodity prices. We anticipate a 2018 average royalty rate of between 3.0% and 5.0%.

Operating Expense

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Operating expense ($000)	$5,967	$4,490	33%	$21,729	$20,358	7%
per mcfe	$0.26	$0.22	18%	$0.25	$0.27	(7)%

Operating expense per mcfe for the year ended December 31, 2017 decreased by 7% to $0.25/mcfe as compared to 2016. Lower operating expense per mcfe was due to reduced water disposal and handling costs attributable to an additional 100% owned water disposal well which was placed in-service in 2016, continued efficiency improvement with equipment maintenance procedures and higher plant throughput. Operating expense was lower during the three months ended December 31, 2016 at $0.22/mcfe due to a short period of third party processing volumes that was accepted into our Glacier gas plant during that quarter.

Advantage Oil & Gas Ltd. - 16

Transportation Expense

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Transportation expense
Natural gas ($000)	$10,316	$4,217	145%	$30,770	$4,217	630%
per mcf	$0.29	$0.21	38%	$0.37	$0.06	517%
Liquids ($000)	$1,034	$1,006	3%	$3,747	$2,765	36%
per bbl	$5.92	$6.66	(11)%	$8.43	$8.27	2%
Total transportation expense ($000)	$11,350	$5,223	117%	$34,517	$6,982	394%
per mcfe	$0.50	$0.26	92%	$0.40	$0.09	344%

Transportation expense represents the cost of transporting our natural gas and liquids to the sales points, including associated fuel costs. Higher liquids recoveries and production at our Glacier gas plant resulted in increased liquids transportation expense for the year ended December 31, 2017 as compared to 2016 (see “Production”). Natural gas transportation expense for the three months and year ended December 31, 2017 increased significantly from the same periods of 2016 due to the change in contract assignment discussed below, as well as Advantage’s participation in TCPL’s long term, fixed price service open season from Empress, Alberta to the Dawn market, which commenced November 1, 2017. Advantage’s commitment to this firm transportation service is 55,600 GJ/d (52,700 mcf/d), representing approximately 20% of our current production. Dawn provides Advantage with additional physical market diversification from AECO with a corresponding increase in transportation expense to access this market. Transportation under our firm commitment from AECO to Dawn is approximately $1.10/mcf. During the three months and year ended December 31, 2017, Advantage incurred incremental transportation expense of $3.6 million to the Dawn market.

Prior to November 1, 2016, natural gas transportation was presented as a reduction against realized natural gas prices (see “Commodity Prices and Marketing”) as our transportation contracts were permanently assigned to a third party marketer. With the increase in transportation commitments corresponding to our continued growth, commencing November 1, 2016 Advantage chose to have these contracts permanently assigned back to Advantage and natural gas transportation expense is presented separately. This change has no effect on funds from operations, cash netbacks, or net income.

General and Administrative Expense

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
General and administrative expense	$1,052	$1,680	(37)%	$7,165	$7,469	(4)%
per mcfe	$0.05	$0.08	(38)%	$0.08	$0.10	(20)%
Employees at December 31				29	27	7%

General and administrative (“G&A”) expense for the year ended December 31, 2017 was mainly consistent with 2016 and decreased 20% on a per mcfe basis to $0.08/mcfe due to the higher production during 2017. G&A expense for 2017 was modestly lower than 2016 due to additional legal fees incurred during 2016 associated with an equity financing and lower director compensation costs in 2017 related to the revaluation of deferred share units at the current lower share price.

Advantage Oil & Gas Ltd. - 17

Finance Expense

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Finance expense
Cash expense ($000)	$1,968	$1,913	3%	$6,931	$9,335	(26)%
per mcfe	$0.09	$0.09	-%	$0.08	$0.13	(38)%
Accretion expense ($000)	$223	$291	(23)%	$951	$915	4%
per mcfe	$0.01	$0.01	-%	$0.01	$0.01	-%
Total finance expense ($000)	$2,191	$2,204	(1)%	$7,882	$10,250	(23)%
per mcfe	$0.10	$0.10	-%	$0.09	$0.14	(36)%

Advantage’s average outstanding bank indebtedness was lower during the year ended December 31, 2017 compared to 2016 due to proceeds from the equity financing that closed on March 8, 2016, partly offset by the use of bank debt to partially support the 2017 capital program. The lower average bank indebtedness contributed to a decrease in cash finance expense for 2017 as compared to 2016. Interest rates are primarily based on short term bankers’ acceptance rates plus a stamping fee and determined by total debt to the trailing four quarters Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as calculated pursuant to our Credit Facilities. In 2018, we expect higher cash finance expense resulting from the higher average bank indebtedness and interest rates as determined by our total debt to EBITDA ratio.

Funds from Operations and Cash Netbacks

	Three months ended				Year ended
	December 31				December 31
	2017		2016		2017		2016
	$000	per mcfe	$000	per mcfe	$000	per mcfe	$000	per mcfe
Natural gas and liquids sales (1)	$53,777	$2.38	$64,556	$3.17	$231,764	$2.69	$161,933	$2.18
Realized gains on derivatives	12,002	0.53	6,534	0.32	27,847	0.32	53,094	0.71
Royalty expense	(1,575)	(0.07)	(3,637)	(0.18)	(6,387)	(0.07)	(4,900)	(0.07)
Operating expense	(5,967)	(0.26)	(4,490)	(0.22)	(21,729)	(0.25)	(20,358)	(0.27)
Transportation expense (1)	(11,350)	(0.50)	(5,223)	(0.26)	(34,517)	(0.40)	(6,982)	(0.09)
Operating income and operating netbacks (2)	46,887	2.08	57,740	2.83	196,978	2.29	182,787	2.46
General and administrative expense	(1,052)	(0.05)	(1,680)	(0.08)	(7,165)	(0.08)	(7,469)	(0.10)
Finance expense (3)	(1,968)	(0.09)	(1,913)	(0.09)	(6,931)	(0.08)	(9,335)	(0.13)
Other income (4)	16	-	463	0.02	320	-	878	0.01
Funds from operations and cash netbacks (2)	$43,883	$1.94	$54,610	$2.68	$183,202	$2.13	$166,861	$2.24

Per basic weighted average share (2)	$0.24		$0.30		$0.99		$0.92

(1)	Prior to November 1, 2016, the natural gas prices we realized were reduced for transportation from the sales points to AECO. Commencing on November 1, 2016, gas transportation is no longer deducted from realized natural gas prices, but rather presented as Transportation Expense (see "Transportation Expense"). In the first three quarters of 2016, transportation expense represented only costs related to our liquids production. Natural gas transportation was $0.32/mcf and $0.30/mcf for three months and year ended December 31, 2016, respectively.
(2)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Please see "Non-GAAP Measures".
(3)	Finance expense excludes non-cash accretion expense.
(4)	Other income excludes non-cash other income.

Advantage realized funds from operations of $43.9 million and $183.2 million with cash netbacks of $1.94/mcfe and $2.13/mcfe for the three months and year ended December 31, 2017, respectively. Funds from operations on a per share basis was $0.24 and $0.99 for the three months and year ended December 31, 2017, respectively. Funds from operations decreased by $10.7 million or 20% for the fourth quarter of 2017 as compared to the same period in 2016, primarily due to a 45% decrease in AECO daily natural gas prices, partially offset by additional realized gains on derivatives and an 11% increase in total production. Higher transportation expense during the fourth quarter of 2017 was primarily due to Advantage’s participation in TCPL’s long term, fixed price service open season from Empress, Alberta to the Dawn market in Southern Ontario, which commenced November 1, 2017 (see “Transportation Expense”).

Advantage Oil & Gas Ltd. - 18

For the year ended December 31, 2017, funds from operations increased by $16.3 million or 10% compared to 2016. Funds from operations increased due to a 16% increase in total production, a Montney leading low cash cost structure (calculated as total of royalty expense, operating expense, transportation expense, G&A expense and finance expense excluding non-cash accretion) of $0.88/mcfe, a 24% increase in average realized natural gas prices (excluding hedging) and realized derivative gains of $27.8 million from our commodity risk management program (see “Commodity Price Risk Management and Market Diversification”). Advantage’s strong funds from operations and balance sheet supported our capital program during the year and resulted in a total debt to trailing twelve-month funds from operations ratio of 1.2 as at December 31, 2017. Excluding realized gains on derivatives, Advantage’s cash netback was $1.41/mcfe and $1.81/mcfe for the three months and year ended December 31, 2017 resulting in margins representing 59% and 67% of our realized natural gas and liquids sales, respectively.

Share Based Compensation

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Share based compensation ($000)
Stock Options	$33	$119	(72)%	$217	$459	(53)%
Performance Awards	1,216	797	53%	4,902	2,822	74%
Total share based compensation	$1,249	$916	36%	$5,119	$3,281	56%
per mcfe	$0.06	$0.05	20%	$0.06	$0.04	50%

Share based compensation represents expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long-term compensation to employees and contractors and to align the interests of these individuals with those of shareholders. For the year ended December 31, 2017, share based compensation increased by $1.8 million compared to 2016, primarily due to an increase in the value of Performance Awards granted in 2014 that vested in the second quarter of 2017 and revaluations of Payout Multipliers associated with outstanding Performance Awards that can result in expense variability. As at December 31, 2017, a total of 2.0 million Stock Options and 1.6 million Performance Awards are unexercised which represents 1.9% of Advantage’s total outstanding common shares.

Depreciation Expense

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Depreciation expense ($000)	$29,394	$28,382	4%	$117,945	$116,232	1%
per mcfe	$1.30	$1.40	(7)%	$1.37	$1.56	(12)%

Depreciation of natural gas and liquids properties is provided on the units-of–production method based on total proved and probable reserves, including future development costs, on a component basis. The rate of depreciation expense per mcfe has decreased during 2017 due to the continued efficiency of our reserve additions. Continued production increases have resulted in modestly higher depreciation expense for the three months and year ended December 31, 2017 as compared to the same periods of 2016 (see “Production”).

Advantage Oil & Gas Ltd. - 19

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the year ended December 31, 2017, the Corporation recognized a deferred income tax expense of $37.3 million as a result of $132.3 million income before taxes. As at December 31, 2017, the Corporation had a deferred income tax liability of $72.5 million.

Estimated tax pools at December 31, 2017, are as follows:

($ millions)

Canadian Development Expenses	$211
Canadian Exploration Expenses	66
Canadian Oil and Gas Property Expenses	14
Non-capital losses	690
Undepreciated Capital Cost	251
Capital losses	158
Scientific Research and Experimental Development Expenditures	33
Other	11
$1,434

Net Income (Loss) and Comprehensive Income (Loss)

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Net income (loss) and comprehensive income (loss) ($000)	$21,425	$(8,845)	(342)%	$95,039	$(15,734)	(704)%
per share - basic	$0.12	$(0.05)	(340)%	$0.51	$(0.09)	(667)%
per share - diluted	$0.11	$(0.05)	(320)%	$0.50	$(0.09)	(656)%

Advantage recognized net income of $21.4 million and $95.0 million for the three months and year ended December 31, 2017, respectively. Net income for 2017 was positively impacted by higher revenue due to increased production and commodity prices and lower finance expense resulting from reduced average bank indebtedness. Net income for the three months ended December 31, 2017 was positively impacted by the increased production and higher realized gains on derivatives from the weaker commodity price environment that resulted in lower revenue. Operating and transportation expense increased during 2017 due to the higher production and participation in TCPL’s long term, fixed price service open season whereby we began transporting natural gas to the Dawn premium market in Southern Ontario. Unrealized gains on derivatives of $17.2 million and $73.3 million for the three months and year ended December 31, 2017, respectively, contributed significantly to net income. Unrealized gains and losses on derivatives are non-cash and can fluctuate greatly between periods from changes to the estimated value to settle outstanding contracts (see “Commodity Price Risk Management and Market Diversification”).

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and bank indebtedness. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

		Payments due by period
($ millions)		Total	2018	2019	2020	2021	2022	After 2022
Building leases		$1.8	$1.1	$0.7	$-	$-	$-	$-
Transportation		384.9	46.2	50.7	49.9	46.0	43.9	148.2
Bank indebtedness (1)	- principal	210.0	-	210.0	-	-	-	-
	- interest	13.9	9.4	4.5	-	-	-	-
Total contractual obligations		$610.6	$56.7	$265.9	$49.9	$46.0	$43.9	$148.2

(1)	As at December 31, 2017, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2018. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

Advantage Oil & Gas Ltd. - 20

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	December 31, 2017
Bank indebtedness (non-current)	$208,978
Working capital deficit	13,808
Total debt (1)	$222,786
Shares outstanding	185,963,186
Shares closing market price ($/share)	$5.40
Market capitalization	$1,004,201

Total capitalization	$1,226,987

Total debt to funds from operations (2)	1.2

(1)	Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit.
(2)	Total debt to funds from operations is calculated by dividing total debt by funds from operations for the previous four quarters.

Advantage has a $400 million credit facility of which $191 million or 48% was available at December 31, 2017 (see “Bank Indebtedness, Credit Facilities and Other Obligations”). The Corporation’s twelve-month trailing funds from operations of $183 million was partially supplemented by working capital and bank indebtedness to fund our net capital expenditure program of $249 million. Through continuous careful management of our bank indebtedness and timing of capital expenditures, total debt to twelve-month trailing funds from operations remained low at 1.2 times as at December 31, 2017. Advantage has a strong balance sheet, a disciplined commodity risk management program, an industry leading low cost structure, and substantial available liquidity such that it is well positioned to continue successfully executing our multi-year development plan.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital, bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, or adjusting capital spending. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis. Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

Shareholders’ Equity

As at December 31, 2017, Advantage had 186.0 million common shares outstanding. During the year ended December 31, 2017, Advantage issued 1.3 million common shares to employees and contractors in exchange for the exercise of 1.1 million stock options and the settlement of 0.4 million performance shares. As at December 31, 2017, a total of 2.0 million stock options and 1.6 million performance awards were outstanding, which represents 1.9% of Advantage’s total outstanding common shares. On March 8, 2016, Advantage closed the equity financing of 13,427,075 common shares issued for net proceeds of $95.1 million which was used initially to reduce bank indebtedness. As at March 5, 2018, Advantage had 186.0 million common shares outstanding.

Advantage Oil & Gas Ltd. - 21

Bank Indebtedness, Credit Facilities and Other Obligations

At December 31, 2017, Advantage had bank indebtedness outstanding of $209.0 million, an increase of $55.9 million since December 31, 2016. The change in bank indebtedness was consistent with the timing and execution of Advantage’s planned capital expenditure program. Advantage’s credit facilities have a borrowing base of $400 million that is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation and has no financial covenants (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through an evaluation of our reserve estimates based upon their own commodity price assumptions. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. In October 2017, the semi-annual redetermination of the Credit Facilities borrowing base was completed, with no changes to the borrowing base of $400 million, comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. The next annual review is scheduled to occur in June 2018. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage’s working capital deficit of $13.8 million as at December 31, 2017 increased from $6.2 million at December 31, 2016 due to an increase in capital expenditures activity. Our working capital includes items expected for normal operations such as cash and cash equivalents, trade receivables, prepaid expenses, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our capital development activities. We do not anticipate any problems in meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended		Year ended
	December 31		December 31
($000)	2017	2016	2017	2016
Drilling, completions and workovers	$44,781	$21,188	$143,797	$56,189
Well equipping and facilities	29,272	8,537	97,652	65,657
Other	(5)	167	118	167
Expenditures on property, plant and equipment	74,048	29,892	241,567	122,013
Expenditures on exploration and evaluation assets	(325)	151	7,207	6,001
Net capital expenditures (1)	$73,723	$30,043	$248,774	$128,014

(1) Net capital expenditures excludes change in decommissioning liability.

Advantage invested $248.8 million on property, plant, equipment and land purchases during the year ended December 31, 2017 with $74 million invested in the fourth quarter.

During the fourth quarter of 2017, construction of the announced expansion of our 100% owned Glacier gas plant to 400 mmcf/d raw gas capability (including 6,800 bbls/d of liquids) continued with an anticipated completion date of early second quarter 2018. All major equipment is in place with the majority of the mechanical and electrical work completed. A planned shutdown of our plant to tie-in the new equipment, along with commissioning and testing, will occur in April. This work and related production impacts have been incorporated into our 2018 production guidance range, which includes slightly lower second quarter 2018 volumes compared to the first quarter. In 2017, a total of $86 million (35% of our total capital expenditure) was invested in infrastructure projects at Glacier, including $78 million for the gas plant expansion. Advantage’s strategy of owning and operating our own infrastructure has helped us achieve an industry leading low cost structure.

Advantage drilled 33.4 net Montney horizontal wells in 2017 across all our properties, which included delineation drilling on our undeveloped land holdings at Valhalla, Wembley and Progress. Advantage drilled 28.0, 3.4, 1.0 and 1.0 net wells at Glacier, Valhalla, Wembley and Progress, respectively. At Glacier, our drilling focused on multi-well pads with our smallest pad drilled during the year being 8 wells. Advantage’s Upper, Middle and Lower Montney wells at Glacier are continuing to demonstrate strong production performance. Middle Montney results at Glacier in 2017 extended our liquids-rich fairway into previously undrilled areas and confirmed well performance improvements from frac design technology changes which has been applied to high liquids-rich areas and reservoir layers within our Montney lands.

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At Valhalla, a new 2017 four well pad (3.4 net wells) demonstrated a combined initial production flow rate of 6,410 boe/d comprised of 32 mmcf/d gas and 1,075 bbls/d of liquids (based on Glacier gas plant shallow cut extraction process) with certain liquid yields comprised of 90% free condensate/oil in excess of 100 bbls/mmcf. At Valhalla, Wembley and Progress, ongoing industry drilling and production have demonstrated encouraging initial results with attractive liquid yields and gas rates. Industry drilling adjacent to our lands have targeted up to four Montney layers with results demonstrating liquids-rich gas accumulations in all layers to date. Advantage has a total of 110 net sections of Doig/Montney rights within these three areas with at least 30 contiguous sections in each of these land blocks that are capable of supporting scalable development.

Advantage’s current standing well inventory consists of 31 total wells of which 8 wells are tied-in waiting to be produced, 10 wells are in various stages of completion, and 13 wells are cased waiting to be completed. These wells are estimated to provide sufficient productive capacity to attain our 2018 annual production target.

In 2017, Advantage invested $7.2 million to acquire 37 additional sections of Doig/Montney rights in the Valhalla, Wembley and Progress areas proximal to our existing land holdings. Subsequent to year end, Advantage acquired an additional 11 sections and now holds a total of 200 net sections (128,000 net acres) of Doig/Montney rights, with 110 of these sections in the Valhalla/Progress/Wembley areas that have potential for liquids-rich, multi-layer development.

Sources and Uses of Funds

The following table summarizes the various funding requirements during the years ended December 31, 2017 and 2016 and the sources of funding to meet those requirements:

	Year ended
	December 31
($000)	2017	2016
Sources of funds
Funds from operations	$183,202	$166,861
Net proceeds of equity financing	-	95,130
Increase in bank indebtedness	56,189	-
Change in non-cash working capital and other	10,573	1,598
	$249,964	$263,589
Uses of funds
Decrease in bank indebtedness	$-	$133,718
Net capital expenditures	248,774	128,014
Expenditures on decommissioning liability	1,190	1,857
	$249,964	$263,589

Bank indebtedness increased during the year ended December 31, 2017 as a result of planned net capital expenditures exceeding funds from operations and changes in non-cash working capital. Advantage continuously monitors the debt levels to ensure an optimal mix of financing and cost of capital.

Annual Financial Information

The following is a summary of selected financial information of the Corporation for the years indicated.

	Year ended	Year ended	Year ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015
Total sales (before royalties) ($000)	$231,764	$161,933	$132,311
Net income (loss) ($000)	$95,039	$(15,734)	$21,378
per share - basic	$0.51	$(0.09)	$0.13
per share - diluted	$0.50	$(0.09)	$0.12
Total assets	$1,691,182	$1,496,459	$1,517,443
Long term financial liabilities ($000) (1)	$208,978	$153,102	$286,519

(1)	Long term financial liabilities exclude derivative liability, decommissioning liability and deferred income tax liability.

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Quarterly Performance

	2017				2016
($000, except as otherwise	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
indicated)

Daily production
Natural gas (mcf/d)	237,780	219,812	225,844	230,906	215,369	207,332	203,791	164,618
Liquids (bbls/d)	1,227	1,395	1,098	1,151	949	1,205	1,083	418
Total (mcfe/d)	245,142	228,182	232,432	237,812	221,063	214,562	210,289	167,126
Average prices
Natural gas ($/mcf)
Excluding hedging	$2.15	$1.84	$2.98	$2.99	$3.02	$2.08	$1.10	$1.72
Including hedging	$2.69	$2.26	$3.09	$3.24	$3.35	$2.71	$2.18	$2.70
AECO daily	$1.69	$1.46	$2.79	$2.70	$3.09	$2.32	$1.40	$1.84
AECO monthly	$1.95	$2.04	$2.77	$2.95	$2.81	$2.20	$1.25	$2.11
Liquids ($/bbl)
Excluding and including hedging	$60.48	$46.95	$57.27	$53.73	$53.01	$45.58	$52.67	$31.21
Edmonton Light ($/bbl)	$66.89	$57.11	$60.38	$64.72	$60.76	$54.34	$55.02	$38.85
Total sales including realized hedging	$65,779	$51,706	$69,169	$72,957	$71,090	$56,697	$45,615	$41,625
Net income (loss)	$21,425	$13,026	$18,339	$42,249	$(8,845)	$8,185	$(29,765)	$14,691
per share - basic	$0.12	$0.07	$0.10	$0.23	$(0.05)	$0.04	$(0.16)	$0.08
per share - diluted	$0.11	$0.07	$0.10	$0.22	$(0.05)	$0.04	$(0.16)	$0.08
Funds from operations	$43,883	$36,722	$48,625	$53,972	$54,610	$45,132	$36,883	$30,236

The table above highlights the Corporation’s performance for the fourth quarter of 2017 and also for the preceding seven quarters. The Corporation’s production for the first quarter of 2016 was negatively impacted by TCPL unplanned firm and interruptible service restrictions in addition to Advantage’s planned outages required to install new equipment for the subsequent Glacier gas plant expansion to 250 mmcfe/d. In the second half of 2016, we attained production levels in excess of 220 mmcfe/d and continued to increase production thereby substantially filling the Glacier gas plant processing capacity in the first and second quarters of 2017, consistent with our multi-year development plan. Production for the third quarter of 2017 was slightly impacted by TCPL capacity restrictions and planned production decreases due to the ongoing expansion of the Glacier gas plant. Production increased during the fourth quarter of 2017, filling the Glacier gas plant capacity and achieving record production for Advantage.

Sales and funds from operations increased through 2016 and early 2017 in conjunction with continued production growth, lower cash costs and gains realized from our commodity risk management program. Sales and funds from operations were weaker in the second half of 2017 as operational achievements were offset by a decline in natural gas prices. Although Advantage has generally reported net income, the net losses reported in the second and fourth quarters of 2016 were primarily due to the recognition of unrealized derivative losses. Net income generated through 2017 has been attributable to increased production with strong funds from operations as well as the recognition of unrealized derivative gains resulting from an increase in the fair value of our outstanding derivative contracts (see “Commodity Price Risk Management and Market Diversification”). Advantage’s production growth, industry leading low cost structure, strong capital efficiencies and commodity risk management program have achieved long-term profitability despite the natural gas price volatility.

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Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of natural gas and liquids properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management has determined there to be a single cash-generating unit (“CGU”), the Glacier Area, on the basis of its ability to generate independent cash flows, similar reserve characteristics, geographical location, and shared infrastructure, namely a single processing plant owned by Advantage. For purposes of assessment of impairment, Management has allocated all exploration and evaluation assets to the Glacier Area CGU, on the basis of their geographic proximity.

Management’s process of determining the provision for deferred income taxes and the provision for decommissioning liability costs and related accretion expense are based on estimates. Estimates used in the determination of deferred income taxes provisions are significant and can include expected future tax rates, expectations regarding the realization or settlement of the carrying amount of assets and liabilities and other relevant assumptions. Estimates used in the determination of decommissioning liability cost provisions and accretion expense are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the year ended December 31, 2017.

Accounting Pronouncements not yet Adopted

IFRS 9 Financial Instruments introduces a new classification and measurement requirements, impairment model and hedge accounting model. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Advantage does not anticipate any material changes or effects to our current accounting.

IFRS 15 Revenue from Contracts with Customers requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. The standard is to be adopted for annual periods beginning on or after January 1, 2018, either retrospectively or using a modified retrospective approach. Advantage has individually assessed each current and possible future revenue stream using the principles established by IFRS 15. Based on our assessments, Advantage has determined that accounting for each of our revenue streams will be substantially the same under IFRS 15 as under current IFRS standards. Advantage does not anticipate any material impacts to our current accounting from the adoption of IFRS 15.

IFRS 16 Leases requires the recognition of assets and liabilities for most leases. The standard applies to annual periods beginning on or after January 1, 2019. Under IFRS 16, lease assets and liabilities will be required to be recognized on the balance sheet for most leases, where the entity is acting as a lessee. Certain leases of low-value assets and leases with short-terms (less than 12 months) will be exempt from the balance sheet recognition requirements, and may continue to be treated as operating leases. Advantage is currently reviewing the impact of IFRS 16 on our financial statements.

Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Advantage Oil & Gas Ltd. - 25

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s DC&P as at December 31, 2017. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the DC&P are effective as of the end of the year, in all material respects.

Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have as at the financial year end December 31, 2017, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s ICFR as at December 31, 2017. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the ICFR are effective as of the end of the year, in all material respects.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Corporate Governance

The Corporation’s corporate governance practices can be found in the Management Information Circular.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) Advantage must submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occurs to the audit committee; and (iv) Advantage must annually provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed on the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

Advantage Oil & Gas Ltd. - 26

Non-GAAP Measures

The Corporation discloses several financial and performance measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial and performance measures include “funds from operations”, “cash netbacks” and “net capital expenditures”, which should not be considered as alternatives to, or more meaningful than “net income”, “comprehensive income”, “cash provided by operating activities”, or “cash used in investing activities” as determined in accordance with GAAP. Management believes that these measures provide an indication of the results generated by the Corporation’s principal business activities and provide useful supplemental information for analysis of the Corporation’s operating performance and liquidity. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2017	2016	% change	2017	2016	% change
Cash provided by operating activities	$29,848	$57,099	(48)%	$186,401	$174,906	7%
Expenditures on decommissioning liability	370	491	(25)%	1,190	1,857	(36)%
Changes in non-cash working capital	15,633	(1,067)	(1565)%	2,542	(567)	(548)%
Finance expense (1)	(1,968)	(1,913)	3%	(6,931)	(9,335)	(26)%
Funds from operations	$43,883	$54,610	(20)%	$183,202	$166,861	10%

(1) Finance expense excludes non-cash accretion expense.

Net capital expenditures include total capital expenditures related to property, plant and equipment and exploration and evaluation assets incurred during the period. Management considers this measure reflective of actual capital activity for the period as it excludes changes in working capital related to other periods.

Conversion Ratio

The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information and Other Advisories

This MD&A contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These forward-looking statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, Advantage's beliefs as to the benefit to investors of modifying its natural gas marketing contract; the Corporation’s ability to meet its production targets; anticipated annual production for 2018, including the expected amount of liquids production and condensate; the Corporation's expectation that second quarter 2018 production will be consistent with the first quarter of 2018 and the fourth quarter of 2017 and that production will ramp up in the third and fourth quarters of 2018 to achieve the Corporation's anticipated annual production guidance; the Corporation’s expectations with respect to the market for natural gas and volatility in natural gas prices; the anticipated advantages from the Corporation’s participation in the Dawn market; effect of commodity prices on the Corporation’s financial results, condition and performance; industry conditions, including the effect of changes in commodity prices, weather and general economic conditions on the natural gas industry and demand for natural gas; the Corporation's hedging activities; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; future royalty rates, including the anticipated 2018 average royalty rate; the Corporation's expectation that it will realize higher cash finance expense in 2018; the Corporation's expectation that bank indebtedness will remain consistent through 2018 and that budgeted capital expenditures will be primarily funded from cash provided by operating activities; estimated tax pools at December 31, 2017; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of the next review of the credit facilities, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review; the Corporation’s belief that it is well positioned to successfully execute its multi-year development plan; the Corporation's strategy for managing its capital structure, including the use of equity financing arrangements, share repurchases, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend or adjusting capital spending; the timing of reviews of capital structure and forecast information by Management and the Board of Directors; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments and meet future obligations as they become due; terms of the Corporation's equity compensation plans; the Corporation's drilling and completion plans, including the anticipated timing thereof; the Corporation’s focus and expectations regarding its capital expenditures and operations; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital; the timing and impact of IFRS 9, IFRS 15 and IFRS 16 accounting pronouncements; and the statements under "critical accounting estimates" in this MD&A.

Advantage Oil & Gas Ltd. - 27

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, risks related to changes in general economic, market and business conditions; continued volatility in market prices for oil and natural gas; the impact of significant declines in market prices for oil and natural gas; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, regulatory approvals, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; failure to achieve production targets on timelines anticipated or at all; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; lack of available capacity on pipelines; delays in timing of completion of the expansion of the Corporation's Glacier gas plant; the failure to extend our credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: current and future prices of oil and natural gas; that the current commodity price and foreign exchange environment will continue or improve; conditions in general economic and financial markets; effects of regulation by governmental agencies; receipt of required regulatory approvals; royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; availability of pipeline capacity; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

March 5, 2018

Advantage Oil & Gas Ltd. - 28

Consolidated Financial Statements

Management’s Responsibility for Financial Statements

The Management of Advantage Oil & Gas Ltd. (the “Corporation”) is responsible for the preparation and presentation of the consolidated financial statements together with all operational and other financial information contained in the consolidated financial statements. The consolidated financial statements have been prepared by Management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and utilize the best estimates and careful judgments of Management, where appropriate. Operational and other financial information presented is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal controls designed to provide reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Corporation’s operating and financial results within acceptable limits of materiality, that all other operational and financial information presented is accurate, and that the Corporation’s assets are properly safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfills its financial reporting and internal control responsibilities. The Audit Committee is responsible for meeting regularly with Management, the external auditor, and the internal auditor to discuss internal controls over financial reporting processes, auditing matters and various aspects of financial reporting. The Audit Committee reviewed the consolidated financial statements with Management and the external auditor, and recommended approval to the Board of Directors. The Board of Directors has approved these consolidated financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, appointed by the shareholders as the external auditor of the Corporation, has audited the consolidated statement of financial position as at December 31, 2017 and 2016, and the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2017 and 2016. The external auditor conducted their audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have unlimited and unrestricted access to the Audit Committee.

Andy J. Mah	Craig Blackwood
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer
March 5, 2018

Advantage Oil & Gas Ltd. - 29

Management’s Report on Internal Control over Financial Reporting

The Management of Advantage Oil & Gas Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision of our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, we have concluded that as of December 31, 2017, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the Corporation’s independent firm of Chartered Professional Accountants, was appointed by the shareholders to audit and provide an independent opinion on both the consolidated financial statements and the Corporation’s internal control over financial reporting as at December 31, 2017, as stated in their Report of Independent Registered Public Accounting Firm. PricewaterhouseCoopers LLP has provided such opinion.

Andy J. Mah	Craig Blackwood
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer
March 5, 2018

Advantage Oil & Gas Ltd. - 30

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Advantage Oil and Gas Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Statement of Financial Position of Advantage Oil & Gas Ltd. and its subsidiaries, (together, the “Company”) as of December 31, 2017 and December 31, 2016, and the related Consolidated Statements of Comprehensive Income (Loss), Changes in Shareholders’ Equity and Cash Flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers LLP
Suncor Energy Centre, 111 5 Avenue SW, Suite 3100, East Tower, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Advantage Oil & Gas Ltd. - 31

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Calgary, Alberta, Canada
March 5, 2018

We have served as the Company’s auditor since 2007.

Advantage Oil & Gas Ltd. - 32

Consolidated Statement of Financial Position
(thousands of Canadian dollars)	Notes	December 31, 2017	December 31, 2016

ASSETS
Current assets
Cash and cash equivalents	5	$6,916	$-
Trade and other receivables	6	28,678	26,305
Prepaid expenses and deposits		1,602	1,681
Derivative asset	9	33,093	730
Total current assets		70,289	28,716

Non-current assets
Derivative asset	9	17,777	1,448
Exploration and evaluation assets	7	22,143	16,012
Property, plant and equipment	8	1,580,973	1,450,283
Total non-current assets		1,620,893	1,467,743
Total assets		$1,691,182	$1,496,459

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$51,004	$34,153
Derivative liability	9	111	13,812
Total current liabilities		51,115	47,965

Non-current liabilities
Derivative liability	9	-	10,912
Bank indebtedness	10	208,978	153,102
Decommissioning liability	11	46,913	40,992
Deferred income tax liability	12	72,500	35,215
Total non-current liabilities		328,391	240,221
Total liabilities		379,506	288,186

SHAREHOLDERS' EQUITY
Share capital	13	2,340,801	2,334,199
Contributed surplus		110,077	108,315
Deficit		(1,139,202)	(1,234,241)
Total shareholders' equity		1,311,676	1,208,273
Total liabilities and shareholders' equity		$1,691,182	$1,496,459

Commitments (note 21)

See accompanying Notes to the Consolidated Financial Statements

On behalf of the Board of Directors of Advantage Oil & Gas Ltd.:

Paul G. Haggis, Director	Andy J. Mah, Director

Advantage Oil & Gas Ltd. - 33

Consolidated Statement of Comprehensive Income (Loss)

		Year ended
		December 31
(thousands of Canadian dollars, except for per share amounts)	Notes	2017	2016

Natural gas and liquids sales	16	$231,764	$161,933
Royalty expense		(6,387)	(4,900)
Natural gas and liquids revenue		225,377	157,033

Operating expense		(21,729)	(20,358)
Transportation expense		(34,517)	(6,982)
General and administrative expense	17	(7,165)	(7,469)
Share based compensation	15	(5,119)	(3,281)
Depreciation expense	8	(117,945)	(116,232)
Exploration and evaluation expense	7	(168)	-
Finance expense	18	(7,882)	(10,250)
Gains (losses) on derivatives	9	101,152	(13,687)
Other income		320	878
Income (loss) before taxes		132,324	(20,348)
Income tax recovery (expense)	12	(37,285)	4,614
Net income (loss) and comprehensive income (loss)		$95,039	$(15,734)

Net income (loss) per share	14
Basic		$0.51	$(0.09)
Diluted		$0.50	$(0.09)

See accompanying Notes to the Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 34

Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2016		$2,334,199	$108,315	$(1,234,241)	$1,208,273
Net income and comprehensive income		-	-	95,039	95,039
Share based compensation	15	-	8,364	-	8,364
Settlement of Performance Awards	13, 15(b)	5,374	(5,374)	-	-
Exercise of Stock Options	13, 15(a)	1,228	(1,228)	-	-
Balance, December 31, 2017		$2,340,801	$110,077	$(1,139,202)	$1,311,676

(thousands of Canadian dollars)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2015		$2,236,728	$103,726	$(1,218,507)	$1,121,947
Net loss and comprehensive loss		-	-	(15,734)	(15,734)
Shares issued on financing	13	96,453	-	-	96,453
Share based compensation	15	-	5,607	-	5,607
Exercise of Stock Options	13, 15(a)	1,018	(1,018)	-	-
Balance, December 31, 2016		$2,334,199	$108,315	$(1,234,241)	$1,208,273

See accompanying Notes to the Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 35

Consolidated Statement of Cash Flows

		Year ended
		December 31
(thousands of Canadian dollars)	Notes	2017	2016

Operating Activities
Income (loss) before taxes		$132,324	$(20,348)
Add (deduct) items not requiring cash:
Share based compensation	15	5,119	3,281
Exploration and evaluation expense	7	168	-
Depreciation expense	8	117,945	116,232
Unrealized (gains) losses on derivatives	9	(73,305)	66,781
Finance expense	18	7,882	10,250
Expenditures on decommissioning liability	11	(1,190)	(1,857)
Changes in non-cash working capital	20	(2,542)	567
Cash provided by operating activities		186,401	174,906

Financing Activities
Increase (decrease) in bank indebtedness	10	56,189	(133,718)
Net proceeds of equity financing	13	-	95,130
Interest paid		(7,244)	(9,034)
Cash provided by (used in) financing activities		48,945	(47,622)

Investing Activities
Payments on property, plant and equipment	8, 20	(221,223)	(121,283)
Payments on exploration and evaluation assets	7	(7,207)	(6,001)
Cash used in investing activities		(228,430)	(127,284)
Increase in cash and cash equivalents		6,916	-
Cash and cash equivalents, beginning of year		-	-
Cash and cash equivalents, end of year		$6,916	$-

See accompanying Notes to the Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 36

Notes to The Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas and liquids development and production corporation with a significant position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Chartered Professional Accountants Canada Handbook (the “CPA Canada Handbook”). The CPA Canada Handbook incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Publicly accountable enterprises, such as the Corporation, are required to apply these standards. Accordingly, these consolidated financial statements are prepared and issued under IFRS.

The accounting policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 5, 2018, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in note 3.

The methods used to measure fair values of derivative instruments are discussed in note 9.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

Advantage Oil & Gas Ltd. - 37

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements and notes.

(a)	Cash and cash equivalents

Cash consists of balances held with banks, and other short-term highly liquid investments with original maturities of three months or less from inception.

(b)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Corporation. Control exists when the Corporation is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii)	Joint arrangements

A portion of the Corporation’s natural gas and liquids activities involve joint operations. The consolidated financial statements include the Corporation’s share of these joint operations and a proportionate share of the relevant revenue and costs.

(c)	Financial instruments

All financial instruments are initially recognized at fair value on the Consolidated Statement of Financial Position. Measurement of financial instruments subsequent to the initial recognition, as well as resulting gains and losses, is based on how each financial instrument was initially classified. The Corporation has classified each identified financial instrument into the following categories: fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, and financial assets and liabilities at amortized cost. Fair value through profit or loss financial instruments are measured at fair value with gains and losses recognized in income immediately. Available for sale financial assets are measured at fair value with gains and losses, other than impairment losses, recognized in other comprehensive income and transferred to income when the asset is derecognized. Loans and receivables, held to maturity investments and financial assets and liabilities at amortized cost, are recognized at amortized cost using the effective interest method and impairment losses are recorded in income when incurred.

Derivative instruments executed by the Corporation to manage market risk associated with volatile commodity prices are classified as fair value through profit or loss and recorded on the Consolidated Statement of Financial Position as derivatives assets and liabilities measured at fair value. Gains and losses on these instruments are recorded as gains and losses on derivatives in the Consolidated Statement of Comprehensive Income (Loss) in the period they occur. Gains and losses on derivative instruments are comprised of cash receipts and payments associated with periodic settlement that occurs over the life of the instrument, and non-cash gains and losses associated with changes in the fair values of the instruments, which are remeasured at each reporting date and recorded on the Consolidated Statement of Financial Position.

Advantage Oil & Gas Ltd. - 38

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment and exploration and evaluation assets

(i)	Recognition and measurement

Exploration and evaluation costs

Pre-license costs are recognized in the Consolidated Statement of Comprehensive Income (Loss) as incurred.

All exploratory costs incurred subsequent to acquiring the right to explore for natural gas and liquids before technical feasibility and commercial viability of the area have been established are capitalized. Such costs can typically include costs to acquire land rights, geological and geophysical costs and exploration well costs.

Exploration and evaluation costs are not depreciated and are accumulated in cost centers by well, field or exploration area and carried forward pending determination of technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a mineral resource from exploration and evaluation assets is considered to be generally determinable when proved or probable reserves are determined to exist. Upon determination of proved or probable reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to property, plant and equipment, net of any impairment loss.

Management reviews and assesses exploration and evaluation assets to determine if technical feasibility and commercial viability exist. If Management decides not to continue the exploration and evaluation activity, the unrecoverable costs are charged to exploration and evaluation expense in the period in which the determination occurs.

Property, plant and equipment

Items of property, plant and equipment, which include natural gas and liquids properties, are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include lease acquisition, drilling and completion, production facilities, decommissioning costs, geological and geophysical costs and directly attributable general and administrative costs and share based compensation related to development and production activities, net of any government incentive programs.

When significant parts of an item of property, plant and equipment, including natural gas and liquids properties, have different useful lives, they are accounted for as separate items (major components).

(ii)	Subsequent costs

Costs incurred subsequent to development and production that are significant are recognized as natural gas and liquids property only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in comprehensive income as incurred. Such capitalized natural gas and liquids costs generally represent costs incurred in developing proved and probable reserves and producing or enhancing production from such reserves, and are accumulated on a field or area basis. The carrying amount of any replaced or sold component is derecognized in accordance with our policies. The costs of the day-to-day servicing of property, plant and equipment are recognized in the Consolidated Statement of Comprehensive Income (Loss) as incurred.

(iii)	Depreciation

The net carrying value of natural gas and liquids properties is depreciated using the units-of-production (“UOP”) method by reference to the ratio of production in the period to the related proved and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually.

Advantage Oil & Gas Ltd. - 39

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment and exploration and evaluation assets (continued)

(iv)	Dispositions

Gains and losses on disposal of an item of property, plant and equipment, including natural gas and liquids properties, are determined by comparing the proceeds from disposition with the carrying amount of property, plant and equipment and are recognized net within other income (expenses) in the Consolidated Statement of Comprehensive Income (Loss).

(v)	Impairment

The carrying amounts of the Corporation’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. For the purpose of impairment testing of property, plant and equipment, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Exploration and evaluation assets are allocated to CGU’s or groups of CGU’s for the purposes of assessing such assets for impairment.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs of disposition. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Fair value less costs of disposition is assessed utilizing market valuation based on an arm’s length transaction between active participants. In the absence of any such transactions, fair value less costs of disposition is estimated by discounting the expected after-tax cash flows of the cash generating unit at an after-tax discount rate that reflects the risk of the properties in the cash generating unit. The discounted cash flow calculation is then increased by a tax-shield calculation, which is an estimate of the amount that a prospective buyer of the cash generating unit would be entitled. The carrying value of the cash generating unit is reduced by the deferred tax liability associated with its property, plant and equipment.

Impairment losses on property, plant and equipment are recognized in the Consolidated Statement of Comprehensive Income (Loss) as impairment of natural gas and liquids properties and are separately disclosed. An impairment of exploration and evaluation assets is recognized as exploration and evaluation expense in the Consolidated Statement of Comprehensive Income (Loss).

(e)	Decommissioning liability

A decommissioning liability is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Decommissioning liabilities are determined by discounting the expected future cash flows at a risk-free rate.

Advantage Oil & Gas Ltd. - 40

3.	Significant accounting policies (continued)

(f)	Share based compensation

Advantage accounts for share based compensation expense based on the fair value of rights granted under its share based compensation plans.

Advantage’s Stock Option Plan (“Stock Option Plan”) authorizes the Board of Directors to grant Stock Options to service providers, including directors, officers, employees and consultants of Advantage. Compensation costs related to the Stock Options are recognized as share based compensation expense over the vesting period at fair value.

Advantage’s Restricted and Performance Award Incentive Plan provides share based compensation for service providers. Awards granted under this plan may be settled in cash or in shares. As the Corporation generally intends to settle the Awards in shares, the plan is considered and accounted for as “equity-settled”.

As compensation expense is recognized, contributed surplus is recorded until the Performance Awards vest or Stock Options are exercised, at which time the appropriate common shares are then issued to the service providers and the contributed surplus is transferred to share capital.

(g)	Revenue

Revenue from the sale of natural gas and liquids is recorded when the significant risks and rewards of ownership of the product is substantially transferred to the buyer.

(h)	Finance expense

Finance expense comprises interest expense on bank indebtedness and accretion of the discount on the decommissioning liability.

(i)	Income tax

Income tax expense or recovery comprises current and deferred income tax. Income tax expense or recovery is recognized in income or loss except to the extent that it relates to items recognized directly in shareholders’ equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable in respect of previous years.

Deferred income tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting income nor taxable income. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax assets and liabilities are only offset when they are within the same legal entity and same tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.

(j)	Net income (loss) per share

Basic net income (loss) per share is calculated by dividing the net income (loss) attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is determined by adjusting the net income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as Performance Awards and Stock Options granted to service providers using the treasury stock method.

(k)	Investment tax credits

Investment tax credits relating to Scientific Research and Experimental Development claims are considered an income tax credit and are offset against our income tax expense when they become probable of realization.

Advantage Oil & Gas Ltd. - 41

3.	Significant accounting policies (continued)

(l)	Accounting Pronouncement not yet Adopted

IFRS 9 Financial Instruments introduces a new classification and measurement requirements, impairment model and hedge accounting model. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Advantage does not anticipate any material changes or effects to our current accounting.

IFRS 15 Revenue from Contracts with Customers requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. The standard is to be adopted for annual periods beginning on or after January 1, 2018, either retrospectively or using a modified retrospective approach. Advantage has individually assessed each current and possible future revenue stream using the principles established by IFRS 15. Based on these assessments, Advantage has determined that accounting for each of its revenue streams will be substantially the same under IFRS 15 as under current IFRS standards. Advantage does not anticipate any material impacts to its current accounting from the adoption of IFRS 15.

IFRS 16 Leases requires the recognition of assets and liabilities for most leases. The standard applies to annual periods beginning on or after January 1, 2019. Under IFRS 16, lease assets and liabilities will be required to be recognized on the balance sheet for most leases, where the entity is acting as a lessee. Certain leases of low-value assets and leases with short-terms (less than 12 months) will be exempt from the balance sheet recognition requirements, and may continue to be treated as operating leases. Advantage is currently reviewing the impact of IFRS 16 on its financial statements.

4.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant estimates and judgments made in the preparation of the consolidated financial statements are outlined below.

(a)	Reserves base

The natural gas and liquids properties are depreciated on a UOP basis at a rate calculated by reference to proved and probable reserves determined in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” and incorporating the estimated future cost of developing and extracting those reserves. Proved plus probable reserves are determined using estimates of natural gas and liquids in place, recovery factors and future natural gas and liquids prices. Future development costs are estimated using assumptions as to the number of wells required to produce the reserves, the cost of such wells and associated production facilities and other capital costs.

(b)	Determination of cash generating unit

Management has determined there to be a single CGU (the “Glacier Area”) on the basis of its ability to generate independent cash flows, similar reserve characteristics, geographical location, and shared infrastructure, namely a single processing plant owned by Advantage. For purposes of assessment of impairment, management has allocated all exploration and evaluation assets to the Glacier Area CGU, on the basis of their geographic proximity.

(c)	Impairment indicators and calculation of impairment

At each reporting date, Advantage assesses whether or not there are circumstances that indicate a possibility that the carrying values of exploration and evaluation assets and property, plant and equipment are not recoverable, or impaired. Such circumstances include, but are not limited to, incidents of physical damage, deterioration of commodity prices, changes in the regulatory environment, a reduction in estimates of proved and probable reserves, or significant increases to expected costs to produce and transport reserves.

When management judges that circumstances indicate potential impairment, property, plant and equipment are tested for impairment by comparing the carrying values to their recoverable amounts. The recoverable amounts of cash generating units are determined based on the higher of value-in-use calculations and fair values less costs of disposition. These calculations require the use of estimates and assumptions, that are subject to change as new information becomes available including information on future commodity prices, expected production volumes, quantities of reserves, discount rates, future development costs and operating costs.

Advantage Oil & Gas Ltd. - 42

4.	Significant accounting judgements, estimates and assumptions (continued)

(d)	Derivative assets and liabilities

Derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

(e)	Decommissioning liability

Decommissioning costs will be incurred by the Corporation at the end of the operating life of the Corporation’s facilities and properties. The ultimate decommissioning liability is uncertain and can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, experience at other production sites, or changes in the risk-free discount rate. The expected timing and amount of expenditure can also change in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(f)	Income taxes

Income tax laws and regulations are subject to change. Deferred tax liabilities that arise from temporary differences between recorded amounts on the statement of financial position and their respective tax bases will be payable in future periods. The amount of a deferred tax liability is subject to management’s best estimate of when a temporary difference will reverse and expected changes in income tax rates. These estimates by nature involve significant measurement uncertainty.

Advantage Oil & Gas Ltd. - 43

5.	Cash and cash equivalents

	December 31, 2017	December 31, 2016
Cash at financial institutions	$6,916	$-

Cash at financial institutions earns interest at floating rates based on daily deposit rates. As at December 31, 2017, cash at financial institutions included US$0.1 million (December 31, 2016: nil). The Corporation only deposits cash with major financial institutions of high quality credit ratings.

6.	Trade and other receivables

	December 31, 2017	December 31, 2016
Trade receivables	$25,384	$25,087
Receivables from joint venture partners	1,425	581
Other	1,869	637
	$28,678	$26,305

7.	Exploration and evaluation assets

Balance at December 31, 2015	$10,071
Additions	6,001
Transferred to property, plant and equipment (note 8)	(60)
Balance at December 31, 2016	$16,012
Additions	7,207
Lease expiries	(168)
Transferred to property, plant and equipment (note 8)	(908)
Balance at December 31, 2017	$22,143

Advantage Oil & Gas Ltd. - 44

8.	Property, plant and equipment

Cost	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2015	$1,874,418	$5,482	$1,879,900
Additions	121,847	166	122,013
Change in decommissioning liability (note 11)	(2,641)	-	(2,641)
Transferred from exploration and evaluation assets (note 7)	60	-	60
Balance at December 31, 2016	$1,993,684	$5,648	$1,999,332
Additions	241,449	118	241,567
Change in decommissioning liability (note 11)	6,160	-	6,160
Transferred from exploration and evaluation assets (note 7)	908	-	908
Balance at December 31, 2017	$2,242,201	$5,766	$2,247,967

Accumulated depreciation	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2015	$428,905	$3,912	$432,817
Depreciation	115,885	347	116,232
Balance at December 31, 2016	$544,790	$4,259	$549,049
Depreciation	117,643	302	117,945
Balance at December 31, 2017	$662,433	$4,561	$666,994

Net book value	Natural gas and liquids properties	Furniture and equipment	Total
At December 31, 2016	$1,448,894	$1,389	$1,450,283
At December 31, 2017	$1,579,768	$1,205	$1,580,973

During the year ended December 31, 2017, Advantage capitalized general and administrative expenditures directly related to development activities of $4.1 million (December 31, 2016 - $3.8 million). During the year ended December 31, 2017, Advantage capitalized share based compensation directly related to development activities of $3.2 million (December 31, 2016 - $2.3 million).

Advantage included future development costs of $1.7 billion (December 31, 2016 – $1.6 billion) in property, plant and equipment costs subject to depreciation.

Advantage Oil & Gas Ltd. - 45

9.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, and derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at December 31, 2017, there were no significant differences between the carrying amounts reported on the Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Derivative assets and liabilities are measured at fair value on a recurring basis. For derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd. - 46

9.	Financial risk management (continued)

The Corporation’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

•	credit risk;

•	liquidity risk;

•	price risk; and

•	interest rate risk.

(a)	Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from natural gas and liquids marketers and companies with whom we enter into derivative contracts. The maximum exposure to credit risk is as follows:

	December 31, 2017	December 31, 2016
Trade and other receivables	$28,678	$26,305
Deposits	938	665
Derivative asset	50,870	2,178
	$80,486	$29,148

Trade and other receivables, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management’s assessment of the associated maximum exposure to such credit risk. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of counterparties that diversify risk within the sector. The Corporation’s deposits are due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk.

Substantially all of the Corporation’s trade and other receivables are due from customers concentrated in the Canadian oil and gas industry. As such, trade and other receivables are subject to normal industry credit risks. As at December 31, 2017, $0.2 million or 0.8% of trade and other receivables are outstanding for 90 days or more (December 31, 2016 - $0.4 million or 1.4% of trade and other receivables). The Corporation believes the entire balance is collectible, and in some instances has the ability to mitigate risk through withholding production or offsetting payables with the same parties. Management has not provided an allowance for doubtful accounts at December 31, 2017 or 2016.

The Corporation’s most significant customer, a Canadian oil and natural gas marketer, accounts for $19.2 million of the trade and other receivables at December 31, 2017 (December 31, 2016 - $22.2 million).

Advantage Oil & Gas Ltd. - 47

9.	Financial risk management (continued)

(b)	Liquidity risk

The Corporation is subject to liquidity risk attributed from trade and other accrued liabilities and bank indebtedness. Trade and other accrued liabilities are primarily due within one year of the Consolidated Statement of Financial Position date and Advantage does not anticipate any problems in satisfying the obligations from cash provided by operating activities and the existing credit facilities. The Corporation’s bank indebtedness is subject to $400 million credit facility agreements. Although the credit facilities are a source of liquidity risk, the facilities also mitigate liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The terms of the credit facilities are such that they provide Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Corporation regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Corporation to mitigate liquidity risk.

To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Corporation has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are offset by increased cash flows realized from the higher commodity price environment.

The timing of cash outflows relating to financial liabilities as at December 31, 2017 and 2016 are as follows:

December 31, 2017		Less than one year	One to three years	Total
Trade and other accrued liabilities		$51,004	$-	$51,004
Bank indebtedness	- principal	-	210,001	210,001
	- interest (1)	9,404	4,483	13,887
		$60,408	$214,484	$274,892

December 31, 2016		Less than one year	One to three years	Total
Trade and other accrued liabilities		$34,153	$-	$34,153
Bank indebtedness	- principal	-	153,811	153,811
	- interest (1)	6,890	3,284	10,174
		$41,043	$157,095	$198,138

(1) Interest on bank indebtedness was calculated assuming conversion of the revolving credit facility to a one-year term facility.

The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions (note 10). Under the terms of the agreements, the facilities are reviewed annually, with the next review scheduled in June 2018. The facilities are revolving and are extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one year term facilities, with the principal payable at the end of such one year terms. Management fully expects that the facilities will be extended at each annual review.

Advantage Oil & Gas Ltd. - 48

9.	Financial risk management (continued)

(c)	Price risk

Advantage’s derivative assets and liabilities are subject to price risk as their fair values are based on assumptions regarding forward commodity prices. The Corporation enters into non-financial derivatives to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes. Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact earnings. It is estimated that a 10% change in the forward AECO natural gas price used to calculate the fair value of the fixed price swap and sold call option natural gas derivatives at December 31, 2017 would result in a $4.7 million change in net income (loss) for the year ended December 31, 2017. It is estimated that a 10% change in the forward basis differential between Henry Hub and AECO natural gas prices would result in a $2.1 million change in net income (loss) for the year ended December 31, 2017. It is estimated that a 10% change in the forward Dawn natural gas price used to calculate the fair value of the fixed price swap natural gas derivatives at December 31, 2017 would result in a $3.3 million change in net income (loss) for the year ended December 31, 2017.

The Corporation’s derivative contracts are classified as Level 2 within the fair value hierarchy. As at December 31, 2017, the Corporation had the following derivative contracts in place:

Description of Derivative	Term	Volume	Price

Natural gas – AECO
Fixed price swap	April 2017 to March 2018	4,739 mcf/d	Cdn $3.27/mcf
Fixed price swap	April 2017 to March 2018	14,217 mcf/d	Cdn $3.27/mcf
Fixed price swap	November 2017 to March 2018	18,956 mcf/d	Cdn $3.22/mcf
Fixed price swap	July 2017 to March 2018	4,739 mcf/d	Cdn $3.02/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.01/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	July 2017 to June 2018	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	April 2017 to March 2018	23,695 mcf/d	Cdn $3.01/mcf
Call option sold	April 2017 to December 2018	23,695 mcf/d	Cdn $3.17/mcf (1)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.01/mcf (2)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.06/mcf (3)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.11/mcf (4)
Fixed price swap	October 2018 to March 2019	18,956 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to March 2019	18,956 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to March 2019	9,478 mcf/d	Cdn $3.00/mcf

(1)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.
(2)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.32/mcf.
(3)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.38/mcf.
(4)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.

 Natural gas – AECO/Henry Hub Basis Differential

Basis swap	January 2018 to September 2018	25,000 mcf/d	Henry Hub less US $0.95/mcf
Basis swap	January 2019 to December 2019	25,000 mcf/d	Henry Hub less US $0.90/mcf

Natural gas – Dawn

Fixed price swap	December 2017 to March 2018	10,000 mcf/d	US $3.45/mcf

Advantage Oil & Gas Ltd. - 49

9.	Financial risk management (continued)

(c) Price risk (continued)

Subsequent to December 31, 2017, the Corporation entered into the following derivative contracts:

Natural gas – AECO/Henry Hub Basis Differential

Basis swap	January 2021 to December 2024	5,000 mcf/d	Henry Hub less US $1.135/mcf
Basis swap	January 2021 to December 2024	2,500 mcf/d	Henry Hub less US $1.185/mcf
Basis swap	January 2021 to December 2024	17,500 mcf/d	Henry Hub less US $1.20/mcf
Basis swap	January 2020 to December 2020	5,000 mcf/d	Henry Hub less US $1.20/mcf
Basis swap	January 2020 to December 2024	15,000 mcf/d	Henry Hub less US $1.20/mcf

As at December 31, 2017, the fair value of the derivatives outstanding resulted in an asset of $50.9 million (December 31, 2016 – $2.2 million) and a liability of $0.1 million (December 31, 2016 – $24.7 million). The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

For the year ended December 31, 2017, $101.2 million was recognized in net income (loss) as a derivative gain (December 31, 2016 - $13.7 million loss). The table below summarizes the realized and unrealized gains (losses) on derivatives recognized in net income (loss).

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Realized gains on derivatives	$27,847	$53,094
Unrealized gains (losses) on derivatives	73,305	(66,781)
Gains (losses) on derivatives	$101,152	$(13,687)

(d)	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The interest charged on the outstanding bank indebtedness fluctuates with the interest rates posted by the lenders. The Corporation is exposed to interest rate risk and has not entered into any mitigating interest rate hedges or swaps. Had the borrowing rate been different by 100 basis points throughout the year ended December 31, 2017, net income (loss) and comprehensive income (loss) would have changed by $1.2 million (December 31, 2016 - $1.5 million) based on the average debt balance outstanding during the year.

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9.	Financial risk management (continued)

(e)	Capital management

The Corporation manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive acquisitions; and
•	To maximize shareholder return through enhancing the share value.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Advantage’s capital structure as at December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016
Bank indebtedness (non-current) (note 10)	$208,978	$153,102
Working capital deficit	13,808	6,167
Total debt (1)	$222,786	$159,269
Shares outstanding (note 13)	185,963,186	184,654,333
Share closing market price ($/share)	$5.40	$9.12
Market capitalization	1,004,201	1,684,048
Total capitalization	$1,226,987	$1,843,317

(1) Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit.

Advantage Oil & Gas Ltd. - 51

10.	Bank indebtedness

	December 31, 2017	December 31, 2016
Revolving credit facility	$210,001	$153,811
Discount on Bankers Acceptances and other fees	(1,023)	(709)
Balance, end of year	$208,978	$153,102

As at December 31, 2017, the Corporation had reserve-based credit facilities (the "Credit Facilities") with a borrowing base of $400 million. The Credit Facilities are comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving credit facility from a syndicate of financial institutions. The revolving period for the Credit Facilities will end in June 2018 unless extended at the option of the syndicate for a further 364 day period. If not extended, the credit facility will be converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. The Credit Facilities are subject to re-determination of the borrowing base semi-annually in October and June of each year, with the next annual review scheduled to occur in June 2018. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time. The borrowing base is determined based on, among other things, a thorough evaluation of Advantage's reserve estimates based upon the lenders commodity price assumptions. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. In the event that the lenders reduce the borrowing base below the amount drawn at the time of redetermination, the Corporation has 60 days to eliminate any shortfall by repaying amounts in excess of the new re-determined borrowing base. Amounts borrowed under the Credit Facilities bear interest at rates ranging from LIBOR plus 2% to 3.25% per annum, and Canadian prime or US base rate plus 1% to 2.25% per annum, in each case, depending on the type of borrowing and the Corporation’s debt to Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. Undrawn amounts under the Credit Facilities bear a standby fee ranging from 0.5% to 0.8125% per annum, dependent on the Corporation’s debt to EBITDA ratio. Repayments of principal are not required prior to maturity provided that the borrowings under the Credit Facilities do not exceed the authorized borrowing base and the Corporation is in compliance with all covenants, representations and warranties. The Credit Facilities prohibit the Corporation from entering into any fixed price derivative contract, excluding basis swaps, where the term of such contract exceeds five years. Further, the aggregate of such contracts cannot hedge greater than 75% of total estimated natural gas and liquids production over the first three years and 50% over the fourth and fifth years. In addition, the Credit Facilities allow us to enter into basis swap arrangements to any natural gas price point in North America for up to 100,000 MMbtu/day with a maximum term of seven years. Basis swap arrangements do not count against the limitations on hedged production. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The Corporation did not have any financial covenants at December 31, 2017 and December 31, 2016. All applicable non-financial covenants were met at December 31, 2017 and 2016. Breach of any covenant will result in an event of default in which case the Corporation has 30 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. The Credit Facilities are collateralized by a $1 billion floating charge demand debenture covering all assets. For the year ended December 31, 2017, the average effective interest rate on the outstanding amounts under the facilities was approximately 4.5% (December 31, 2016 – 3.5%). Advantage had no letters of credit issued and outstanding at December 31, 2017 (December 31, 2016 - none).

Advantage Oil & Gas Ltd. - 52

11.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in natural gas and liquids assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2018 and 2077. A risk-free rate of 2.20% (December 31, 2016 – 2.34%) and an inflation factor of 2.0% (December 31, 2016 – 2.0%) were used to calculate the fair value of the decommissioning liability at December 31, 2017. A reconciliation of the decommissioning liability is provided below:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Balance, beginning of year	$40,992	$44,575
Accretion expense	951	915
Property acquisitions	751	-
Liabilities incurred	2,175	2,193
Change in estimates	(2,665)	(1,165)
Effect of change in risk-free rate and inflation rate factor	5,899	(3,669)
Liabilities settled	(1,190)	(1,857)
Balance, end of year	$46,913	$40,992

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12.	Income taxes

The provision for income taxes is as follows:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Current income tax expense	$-	$-
Deferred income tax expense (recovery)	37,285	(4,614)
Income tax expense (recovery)	$37,285	$(4,614)

The provision for income taxes varies from the amount that would be computed by applying the combined federal and provincial income tax rates for the following reasons:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Income (loss) before taxes	$132,324	$(20,348)
Combined federal and provincial income tax rates	27.00%	27.00%
Expected income tax expense (recovery)	35,727	(5,494)
Increase (decrease) in income taxes resulting from:
Non-deductible share based compensation	2,261	1,515
Difference between current and expected tax rates	(703)	(635)
	$37,285	$(4,614)
Effective tax rate	28.18%	22.68%

The movement in deferred income tax liabilities and assets without taking into consideration the offsetting of balances within the same tax jurisdiction is as follows:

Deferred income tax liability	Property, plant and equipment	Derivative asset/liability	Total
Balance at December 31, 2015	$262,997	$11,943	$274,940
Charged (credited) to income	5,192	(18,031)	(12,839)
Balance at December 31, 2016	$268,189	$(6,088)	$262,101
Charged to income	13,522	19,793	33,315
Balance at December 31, 2017	$281,711	$13,705	$295,416

Deferred income tax asset	Decommissioning liability	Non-capital losses	Other	Total
Balance at December 31, 2015	$(12,064)	$(198,649)	$(23,075)	$(233,788)
Charged to income	991	7,200	34	8,225
Credited to equity	-	(264)	(1,059)	(1,323)
Balance at December 31, 2016	$(11,073)	$(191,713)	$(24,100)	$(226,886)
Charged (credited) to income	(1,593)	5,268	295	3,970
Balance at December 31, 2017	$(12,666)	$(186,445)	$(23,805)	$(222,916)

Net deferred income tax liability (asset)
Balance at December 31, 2015	$41,152
Credited to income	(4,614)
Credited to equity	(1,323)
Balance at December 31, 2016	$35,215
Charged to income	37,285
Balance at December 31, 2017	$72,500

Advantage Oil & Gas Ltd. - 54

12.	Income taxes (continued)

The estimated tax pools available at December 31, 2017 are as follows:

Canadian development expenses	$210,758
Canadian exploration expenses	65,994
Canadian oil and gas property expenses	14,631
Non-capital losses	690,538
Undepreciated capital cost	251,203
Capital losses	157,869
Scientific research and experimental development expenditures	32,506
Other	10,900
$1,434,399

The non-capital loss carry forward balances above expire no earlier than 2023.

No deferred tax asset has been recognized for capital losses of $158 million (December 31, 2016 – $158 million). Recognition is dependent on the realization of future taxable capital gains.

13.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2015	170,827,158	$2,236,728
Shares issued on financing, net of issue costs and deferred taxes	13,427,075	96,453
Shares issued on exercise of stock options (note 15(a))	400,100	-
Contributed surplus transferred on exercise of stock options (note 15(a))	-	1,018
Balance at December 31, 2016	184,654,333	$2,334,199
Shares issued on Performance Award settlement (note 15(b))	825,359	-
Contributed surplus transferred on Performance Award settlement (note 15(b))	-	5,374
Shares issued on exercise of stock options (note 15(a))	483,494	-
Contributed surplus transferred on exercise of stock options (note 15(a))	-	1,228
Balance at December 31, 2017	185,963,186	$2,340,801

On March 8, 2016, the Corporation closed an equity financing whereby 13,427,075 common shares were issued at $7.45 per share, for gross proceeds of $100 million, less $3.6 million related to $4.9 million of issuance costs net of $1.3 million of deferred taxes.

Advantage Oil & Gas Ltd. - 55

14.	Net income (loss) per share

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) and weighted average shares outstanding, calculated as follows:

	Year ended
	December 31
	2017	2016
Net income (loss)
Basic and diluted	$95,039	$(15,734)

Weighted average shares outstanding
Basic	185,641,050	182,056,120
Stock Options	389,977	-
Performance Awards	3,545,861	-
Diluted	189,576,888	182,056,120

The calculation of diluted net income (loss) per share for the year ended December 31, 2016 excludes the effects of Stock Options and Performance Awards, as their impacts would be anti-dilutive. Total weighted average shares of 866,241 and 648,037 in respect of Stock Options and Performance Awards, respectively, were excluded from the diluted net income (loss) per share calculation.

Advantage Oil & Gas Ltd. - 56

15.	Share based compensation

(a)	Stock Option Plan

Under the Stock Option Plan, service providers are granted Stock Options with exercise prices that approximate the market price of common shares at the date of grant. Share based compensation costs of the Stock Option Plan are determined using a Black-Scholes valuation model, using weighted average assumptions as follows:

Volatility	41%
Expected forfeiture rate	0.98%
Dividend rate	0%
Risk-free rate	1.05%

Volatility is based on historical stock prices at the close-of-trade-day over a historical time period.

The following tables summarize information about changes in Stock Options outstanding at December 31, 2017:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2015	4,031,302	$5.49
Exercised	(921,387)	4.64
Balance at December 31, 2016	3,109,915	$5.75
Exercised	(1,085,681)	$4.72
Forfeited	(18,377)	6.82
Balance at December 31, 2017	2,005,857	$6.30

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$5.87 - $6.81	1,110,009	1.29	$5.87	1,110,009	$5.87
$6.82	895,848	2.26	6.82	584,927	6.82
$5.87 - $6.82	2,005,857	1.72	$6.30	1,694,936	$6.20

During the year ended December 31, 2017, 1,085,681 Stock Options were exercised with no cash consideration, resulting in the issuance of 483,494 common shares.

Advantage Oil & Gas Ltd. - 57

15.	Share based compensation (continued)

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. A Restricted Award is a grant denominated in a fixed number of common shares which generally vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary, and 1/3 on the third anniversary. A Performance Award is a grant denominated in a fixed number of common shares which vests on the third anniversary of the grant date. Performance Award grants are multiplied by a Payout Multiplier, that is determined based on Corporate Performance Measures, as approved by the Board of Directors.

As at December 31, 2017, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Performance Awards
Balance at December 31, 2015	666,092
Granted	661,571
Balance at December 31, 2016	1,327,663
Granted	723,676
Settlements	(402,582)
Forfeited/cancelled	(68,458)
Balance at December 31, 2017	1,580,299

During April 2017, 402,582 Performance Awards matured and were settled with no cash consideration, resulting in the issuance of 825,359 common shares, after applying the Payout Multiplier.

Share based compensation recognized by plan for the years ended December 31, 2017 and 2016 are as follows:

	Year ended
	December 31
	2017	2016
Stock Options	$355	$784
Performance Awards	8,009	4,823
Total share based compensation	8,364	5,607
Capitalized (note 8)	(3,245)	(2,326)
Net share based compensation expense	$5,119	$3,281

Advantage Oil & Gas Ltd. - 58

16.	Natural gas and liquids sales

	Year ended
	December 31
	2017	2016
Natural gas sales	$207,623	$145,878
Natural gas liquids sales	24,141	16,055
Total natural gas and liquids sales	$231,764	$161,933

17.	General and administrative expense (“G&A”)

	Year ended
	December 31
	2017	2016
Salaries and benefits	$8,741	$7,332
Office rent	1,069	989
Other	1,432	2,952
Total G&A	11,242	11,273
Capitalized (note 8)	(4,077)	(3,804)
General and administrative expense	$7,165	$7,469

18.	Finance expense

	Year ended
	December 31
	2017	2016
Interest on bank indebtedness (note 10)	$6,931	$9,335
Accretion of decomissioning liability (note 11)	951	915
Total finance expense	$7,882	$10,250

19.	Related party transactions

Key management compensation

The compensation paid or payable to officers and directors is as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Salaries, director fees and short-term benefits	$2,495	$2,111
Share based compensation (1)	4,300	2,676
	$6,795	$4,787

(1) Represents the grant date fair value of Performance Awards and Stock Options granted.

As at December 31, 2017, there is a commitment of $2.9 million (December 31, 2016 - $2.2 million) related to change of control or termination of employment of officers.

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20.	Supplementary cash flow information

Changes in non-cash working capital is comprised of:

	Year ended
	December 31
	2017	2016
Source (use) of cash:
Trade and other receivables	$(2,373)	$(12,417)
Prepaid expenses and deposits	79	285
Trade and other accrued liabilities	16,850	11,103
	$14,556	$(1,029)

Related to operating activities	$(2,542)	$567
Related to financing activities	-	-
Related to investing activities	17,098	(1,596)
	$14,556	$(1,029)

21.	Commitments

Advantage has lease commitments relating to office buildings of $1.8 million (December 31, 2016 - $3.0 million) and transportation commitments of $384.9 million (December 31, 2016 - $180.2 million). The estimated remaining annual minimum payments are as follows:

	December 31
	2017	2016
2017	$-	$26,067
2018	47,327	27,338
2019	51,316	28,519
2020	49,941	21,850
2021	45,997	17,892
2022	43,885	17,566
2023 and thereafter	148,239	43,980
Total commitments	$386,705	$183,212

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ADVISORY

The information in this annual report contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the Corporation’s plans to increase its focus on liquids development and prudently undertake capital investments to grow shareholder value; the Corporation's belief that recent well results help extend and confirm the Corporation’s significant liquids rich inventory and strengthens Advantage’s options to create long term value; the Corporation's plans to continue development of its oil and natural gas resource contained within its land holdings and increase production; the Corporation's plans to evaluate future drilling along with gathering and processing system infrastructure designs and Advantage's strategy with respect to such evaluation; Advantage's anticipation that its 12-25 and 13-31 wells could continue to improve with longer production times and installation of production tubing to optimize flow dynamics; options being considered by the Corporation for tie-in of the 12-25 and 13-31 wells for permanent production; expected timing of completion of the facility at Valhalla; expected timing of completion of expansion of the Corporation's Glacier gas plant, including the anticipated raw processing capacity following such expansion; Advantage's expectation that the expansion of the Corporation's Glacier gas plant will support anticipated production growth; Advantage's expected revenue exposure from its continued market diversification initiatives; Advantage's future hedging positions and the terms of the Corporation's derivative contracts; Advantage's anticipated annual 2018 production guidance range, including expected production in each of the first and second quarters of 2018 and the expected amount of liquids production for 2018 and exit liquids production; Advantage's capital program for 2018, including the expected timing of incurring capital expenditures; the factors that Advantage believes will provide Advantage with the ability to respond promptly and responsibly to market conditions; certain statements contained in the MD&A; and other matters. In addition, statements relating to “reserves” are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Advantage’s actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage’s control, including, but not limited to: changes in general economic, market and business conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in laws and regulations, including environmental laws, tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; failure to achieve production targets on timelines anticipated or at all; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; lack of available capacity on pipelines; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; delays in completion of the facility at Valhalla; that test results are not indicative of future production rates; competition from other producers; the lack of availability of qualified personnel or management; credit risk; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation’s Annual Information Form dated March 5, 2018 which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

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With respect to forward-looking statements contained in this annual report, Advantage has made assumptions regarding, but not limited to: receipt and timing of regulatory approvals, conditions in general economic and financial markets; that the volatility in the commodity price and foreign exchange market will continue or improve; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; well costs; expected annual production growth rates; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation’s production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2018 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2018 expected drilling and completion activities.

Management has included the above summary of assumptions and risks related to forward-looking information above and in its continuous disclosure filings on SEDAR in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this annual report and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws. This annual report also contains forward-looking information and statements found in the management’s discussion and analysis included with this annual report. These statements and information are addressed further on page 28 of this annual report.

This annual report contains a number of oil and gas metrics, including operating netback, reserve life index, reserve additions, reserves per share, net asset value, net asset value per share, all-in proved plus probable F&D cost, proved F&D cost, proved plus probable F&D cost and proved developed producing F&D cost, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare Advantage's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this annual report, should not be relied upon for investment or other purposes. Operating netback is calculated by adding natural gas and liquids sales with realized gains on derivatives and subtracting royalty expense, operating expense and transportation expense. Reserve life index is calculated by dividing the total volume of reserves by the fourth quarter production rate and expressed in years. Reserves per share is calculated as the total volume of reserves divided by the number of common shares issued and outstanding at year end. Reserves per debt-adjusted share assumes the issuance of additional common shares at the closing trading price on the Toronto Stock Exchange (“TSX”) necessary to extinguish outstanding debt at year end and is calculated as the total volume of reserves divided by the sum of the number of common shares issued and outstanding at year end and the debt at year end divided by the Corporation's closing trading price on the TSX at year end. Net asset value includes the present value of proved plus probable reserves and the value of undeveloped land, plus working capital deficit and other (calculated as current and non-current derivative asset, less current and non-current derivative liability), less bank debt. Net asset value per share is calculated as net asset value divided by the number of common shares outstanding at the end of the period. F&D cost is calculated by dividing total capital by reserve additions during the applicable period. Total capital includes both capital expenditures incurred and changes in future development capital required to bring proved undeveloped reserves and probable reserves to production during the applicable period. Reserve additions is calculated as the change in reserves from the beginning to the end of the applicable period excluding production.

Sproule Associates Ltd. was engaged as an independent qualified reserve evaluator to evaluate Advantage’s year-end reserves as of December 31, 2017 and December 31, 2016 in accordance with NI 51-101 and the COGE Handbook. All December 31, 2017 reserves presented are based on Sproule's forecast pricing effective January 1, 2018 and all December 31, 2016 reserves presented are based on Sproule's forecast pricing effective January 1, 2017. Further information in respect of our reserves for the year ended December 31, 2017 is included in our AIF dated March 5, 2018 and further information in respect of our reserves for the year ended December 31, 2016 is included in our Annual Information Form dated March 2, 2017, each of which is available at www.sedar.com.

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Estimates of the net present value of the future net revenue from our reserves do not represent the fair market value of our reserves. The recovery and reserve estimates of reserves provided in this annual report are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein.

References in this annual report to flow rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production of Advantage.

The terms barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks, funds from operations, cash netbacks, total cash costs, all-in capital efficiency, production per debt-adjusted share and total debt to trailing funds flow ratio. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to trailing funds flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period Funds from operations is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Operating netback is calculated by adding natural gas and liquids sales with realized gains on derivatives and subtracting royalty expense, operating expense and transportation expense. All-in capital efficiency is calculated by dividing year-end total capital development costs for oil and gas activities including drilling, completion, facilities, infrastructure, office and capitalized general and administrative costs (excluding abandonment and reclamation costs and acquisition and disposition related costs and proceeds) by the average production additions of the applicable year to replace base production declines and deliver production growth targets, expressed in $/boe/d. Three-year all-in capital efficiency is calculated as all-in capital efficiency from 2014 to 2017. Production per debt-adjusted share is equal to the average production volumes for a year divided by the sum of the number of common shares issued and outstanding at year end and the net debt converted to equity at year end using the closing share price of Advantage on the TSX at year end. Three year annual average production growth per debt-adjusted share is the percentage change in production per debt-adjusted share from 2014 to 2017. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation’s most recent Management’s Discussion and Analysis included in this annual report for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities on page 27 of the Annual Report.

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Abbreviations

Crude Oil and Natural Gas Liquids		Natural Gas

bbls	barrels	Mcf	thousand cubic feet
Mbbls	thousand barrels	MMcf	million cubic feet
MMbbls	million barrels	bcf	billion cubic feet
NGLs	natural gas liquids	bcf/d	billion cubic feet per day
BOE or boe	means barrel of oil equivalent	Mcf/d	thousand cubic feet per day
MMboe	million barrels of oil equivalent	MMcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	Mcfe or mcfe	thousand cubic feet of natural gas equivalent, using the ratio of 6 Mcf of natural gas being equivalent to one bbl of oil
bbls/d	barrels of oil per day	Mmcfe or mmcfe	million cubic feet of natural gas equivalent
		MMcfe/d or mmcfe/d	million cubic feet of natural gas equivalent per day
		MMbtu	million British Thermal Units
		GJ	Gigajoules
		GJ/d	Gigajoules per day
Other

AECO	Alberta Energy Company's natural gas storage facility located at Suffield, Alberta
GJ/d
MM$	means millions of dollars
WTI	means West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for the crude oil standard grade

Advantage Oil & Gas Ltd. - 64

Directors

Jill T. Angevine (1)(3)

Stephen E. Balog (1)(2)(3)

Grant B. Fagerheim (2)(3)

Paul G. Haggis (1)(2)(3)

Andy J. Mah

Ronald A. McIntosh (2)(3)

(1) Member of Audit Committee

(2) Member of Reserve Evaluation Committee

(3) Member of Human Resources, Compensation & Corporate Governance Committee

Officers

Andy J. Mah, President and CEO

Craig Blackwood, Vice President, Finance and CFO

Neil Bokenfohr, Senior Vice President

Corporate Secretary

Jay P. Reid, Partner

Burnet, Duckworth and Palmer LLP

Auditors

PricewaterhouseCoopers LLP

Bankers

The Bank of Nova Scotia

National Bank of Canada

Royal Bank of Canada

Canadian Imperial Bank of Commerce

The Bank of Tokyo-Mitsubishi UFJ, Ltd., Canada Branch

Alberta Treasury Branches

Wells Fargo Bank N.A., /Canada Branch

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer LLP

Transfer Agent

Computershare Trust Company of Canada

Abbreviations

bbls	- barrels
bbls/d	- barrels per day
boe	- barrels of oil equivalent (6 mcf = 1 bbl)
boe/d	- barrels of oil equivalent per day
mcf	- thousand cubic feet
mcf/d	- thousand cubic feet per day
mmcf	- million cubic feet
mmcf/d	- million cubic feet per day
mcfe	- thousand cubic feet equivalent (1 bbl = 6 mcf)
mcfe/d	- thousand cubic feet equivalent per day
bcf	- billion cubic feet
gj	- gigajoules
NGLs	- natural gas liquids
WTI	- West Texas Intermediate

Corporate Office

300, 440 – 2nd Avenue SW

Calgary, Alberta T2P 5E9

(403) 718-8000

Contact Us

Toll free: 1-866-393-0393

Email: ir@advantageog.com

Visit our website at www.advantageog.com

Stock Exchange Trading Symbol

(Toronto Stock Exchange and New York Stock Exchange)

Shares: AAV

Advantage Oil & Gas Ltd. - 65